SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 – FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - POSTAL CODE 04530-001	4 – CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 – AREA CODE 011	12 – FAX 2122-1201	13 - FAX -	14 - FAX -
15 - E-MAIL acinv@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 – ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi
4 - POSTAL CODE 04530-001	5 – CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1415	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 – AREA CODE 011	13 – FAX 2122-1526	14 - FAX -	15 - FAX -
16 - E-MAIL acinv@ambev.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR	1 – DATE OF FISCAL YEAR BEGINNING	2 – DATE OF FISCAL YEAR END
1- Last	01/01/2006	12/31/2006
2 - Second to last	01/01/2005	12/31/2005
3 - Third to last	01/01/2004	12/31/2004
4 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes		5 - CVM CODE 00385-9
6. PARTNER RESPONSIBLE Altair Tadeu Rossato		7 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 060.977.208-23

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 – FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

01.05 - CAPITAL COMPOSITION

Number of Shares (in thousands)	1 12/31/2006	2 12/31/2005	3 12/31/2004

Paid-up Capital
1 – Common	34,501,039	34,499,423	23,558,245
2 – Preferred	29,957,173	31,376,651	32,719,497
3 – Total	64,458,212	65,876,074	56,277,742
Treasury shares
4 – Common	34,694	10,480	60,731
5 – Preferred	704,125	519,380	1,589,604
6 – Total	738,819	529,860	1,650,335

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 – STATUS Operating
3 – NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 109 – Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ)	3 - COMPANY NAME

01.08 - DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors Meeting	02/22/2006	Dividends	03/31/2006	Common	0.0057500000
02	Board of Directors Meeting	02/22/2006	Dividends	03/31/2006	Preferred	0.0063250000
03	Board of Directors Meeting	05/23/2006	Interest on capital	06/30/2006	Common	0.0065000000
04	Board of Directors Meeting	05/23/2006	Interest on capital	06/30/2006	Preferred	0.0071500000
05	Board of Directors Meeting	09/11/2006	Interest on capital	10/30/2006	Common	0.0065000000
06	Board of Directors Meeting	09/11/2006	Interest on capital	10/30/2006	Preferred	0.0071500000
07	Board of Directors Meeting	12/11/2006	Interest on capital	12/28/2006	Common	0.0079000000
08	Board of Directors Meeting	12/11/2006	Interest on capital	12/28/2006	Preferred	0.0086900000

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

01.09 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

02.01 - BALANCE SHEETS - ASSETS (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

1	Total assets	32,160,931	30,348,105	21,575,648
1.01	Current assets	3,468,682	2,760,821	783,519
1.01.01	Cash and banks	601,701	384,379	1,619
1.01.01.01	Cash and cash equivalents	601,701	384,379	1,619
1.01.02	Receivables	1,267,832	937,956	71,769
1.01.02.01	Trade accounts receivable	848,649	705,144	0
1.01.02.02	Sundry receivables	419,183	232,812	71,769
1.01.02.02.01	Securities	0	52,678	0
1.01.02.02.02	Recoverable taxes	419,183	180,134	71,769
1.01.03	Inventories	589,895	557,503	0
1.01.03.01	Finished products	143,578	143,215	0
1.01.03.02	Work in process	45,628	46,134	0
1.01.03.03	Raw materials	235,884	231,039	0
1.01.03.04	Production materials	110,444	96,378	0
1.01.03.05	Storeroom supplies and other	63,851	56,752	0
1.01.03.06	Provisions for losses	(9,490)	(16,015)	0
1.01.04	Other	1,009,254	880,983	710,131
1.01.04.01	Dividends and/or interest on capital	27,575	0	709,088
1.01.04.02	Deferred income and social contribution taxes	550,523	502,258	0
1.01.04.03	Other assets	431,156	378,725	1,043
1.02	Noncurrent assets	28,692,249	27,587,284	20,792,129
1.02.01	Long-term assets	4,512,113	5,004,276	667,304
1.02.01.01	Sundry receivables	3,255,745	3,799,461	655,329
1.02.01.01.01	Escrow and compulsory deposits and tax incentives	332,248	321,575	44,862
1.02.01.01.02	Financed sale of shares	72,491	113,988	162,893
1.02.01.01.03	Deferred income and social contribution taxes	2,851,006	3,363,898	447,574
1.02.01.02	Intercompany receivables	864,572	857,833	0
1.02.01.02.01	Affiliated companies and equivalents	0	0	0
1.02.01.02.02	Subsidiaries	864,572	857,833	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	391,796	346,982	11,975
1.02.01.03.01	Properties, machinery and equipment held for sale	82,915	101,326	0
1.02.01.03.02	Other assets	308,881	245,656	11,975
1.02.02	Permanent assets	24,180,136	22,583,008	20,124,825
1.02.02.01	Investments	21,215,193	19,645,477	20,059,323
1.02.02.01.01	Interest in affiliated companies and equivalents	0	0	0
1.02.02.01.02	Interest in affiliated companies – Goodwill	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

02.01 - BALANCE SHEETS - ASSETS (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

1.02.02.01.03	Interest in subsidiaries	18,965,546	19,619,400	19,825,181
1.02.02.01.04	Interest in subsidiaries – Goodwill	2,238,203	14,633	234,142
1.02.02.01.05	Other investments	11,444	11,444	0
1.02.02.02	Property, plant and equipment	2,611,563	2,474,173	0
1.02.02.03	Intangibles	0	0	0
1.02.02.04	Deferred charges	353,380	463,358	65,502

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

02.02 - BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais –R$)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

2	Total liabilities	32,160,931	30,348,105	21,575,648
2.01	Current liabilities	6,273,967	4,578,626	4,407,653
2.01.01	Loans and financing	1,239,773	790,030	0
2.01.02	Debentures	65,949	0	0
2.01.03	Trade accounts payable	620,389	471,860	9
2.01.04	Taxes payable	818,013	600,453	66,939
2.01.04.01	Income and social contribution taxes	113,766	1,075	0
2.01.04.02	Other taxes payable	704,247	599,378	66,939
2.01.05	Dividends payable	106,828	23,065	995,417
2.01.05.01	Dividends payable	15,432	10,824	436,489
2.01.05.02	Provision for interest on capital	91,396	12,241	558,928
2.01.06	Provisions	261,035	265,557	9,139
2.01.06.01	Payroll, profit sharing and related charges	261,035	265,557	9,139
2.01.07	Intercompany payables	2,424,501	1,886,149	3,336,078
2.01.08	Other	737,479	541,512	71
2.01.08.01	Unrealized loss on derivatives	379,653	164,980	0
2.01.08.02	Other liabilities	357,826	376,532	71
2.02	Noncurrent liabilities	6,618,901	5,902,140	67,025
2.02.01	Long-term liabilities	6,466,643	5,749,462	67,025
2.02.01.01	Loans and financing	2,675,545	2,994,519	0
2.02.01.02	Debentures	2,065,080	0	0
2.02.01.03	Reserves	504,173	816,120	67,025
2.02.01.03.01	For contingencies	504,173	816,120	67,025
2.02.01.04	Intercompany payables	705,540	1,474,641	0
2.02.01.05	Advances for future capital increase	0	0	0
2.02.01.06	Other	516,305	464,182	0
2.02.01.06.01	Sales tax deferrals	405,700	352,563	0
2.02.01.06.02	Other liabilities	110,605	111,619	0
2.02.02	Deferred income	152,258	152,678	0
2.04	Shareholders’ equity	19,268,063	19,867,339	17,100,970
2.04.01	Subscribed and paid-up capital	5,716,087	5,691,369	4,742,804
2.04.02	Capital reserve	11,929,826	13,496,065	12,149,335
2.04.02.01	Premium on share repurchase option	0	0	7,448
2.04.02.02	Goodwill on subscription of shares	12,310,042	13,442,590	12,852,001
2.04.02.03	Tax incentives	560,552	446,919	0
2.04.02.04	Treasury shares	(940,768)	(393,444)	(710,114)
2.04.03	Revaluation reserves	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

02.02 - BALANCE SHEETS - LIABILITIES (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries, affiliated companies and equivalents	0	0	0
2.04.04	Profit reserves	1,622,150	679,905	208,831
2.04.04.01	Legal	208,831	208,831	208,831
2.04.04.02	Statutory	1,413,319	471,074	224,992
2.04.04.02.01	For investments	1,413,319	471,074	224,992
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	(224,992)
2.04.04.07.01	Treasury shares	0	0	(224,992)
2.04.05	Retained earnings/accumulated loses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

03.01 - STATEMENTS OF INCOME (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

3.01	Gross sales of products and/or services	22,452,138	12,213,281	0
3.02	Gross sales deductions	(12,072,835)	(6,417,339)	0
3.03	Net sales of products and/or services	10,379,303	5,795,942	0
3.04	Cost of sales	(3,848,894)	(2,371,159)	0
3.05	Gross profit	6,530,409	3,424,783	0
3.06	Operating expenses/income	(3,209,964)	(1,731,260)	958,979
3.06.01	Selling	(1,775,075)	(1,021,786)	0
3.06.02	General and administrative	(912,335)	(660,446)	(11,697)
3.06.02.01	Administrative	(459,035)	(259,685)	(3,212)
3.06.02.02	Management’s and Board of Directors’ fees	4,225	(19,402)	(6,897)
3.06.02.03	Tax, labor and other contingencies	92,010	(69,227)	(1,588)
3.06.02.04	Depreciation and amortization	(549,535)	(312,132)	0
3.06.03	Financial	(763,969)	(893,846)	(217,067)
3.06.03.01	Financial income	189,503	98,824	43,332
3.06.03.02	Financial expenses	(953,472)	(992,670)	(260,399)
3.06.04	Other operating income	74,415	85,214	259,408
3.06.05	Other operating expenses	(136,350)	(69,005)	(136,804)
3.06.06	Equity in subsidiaries	303,350	828,609	1,065,139
3.07	Income from operations	3,320,445	1,693,523	958,979
3.08	Nonoperating income (expenses)	6,823	(25,997)	(1,359)
3.08.01	Income	12,865	4,152	0
3.08.02	Expenses	(6,042)	(30,149)	(1,359)
3.09	Income before taxes/profit sharing	3,327,268	1,667,526	957,620
3.10	Provision for income and social contribution taxes	63,609	0	0
3.11	Deferred income tax	(460,428)	(6,508)	208,602
3.12	Management and employee profit sharing	(124,193)	(115,290)	(4,689)
3.12.01	Profit sharing	(124,193)	(115,290)	(4,689)
3.12.01.01	Employees	(114,581)	(93,403)	0
3.12.01.02	Management	(9,612)	(21,887)	(4,689)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on capital	0	0	0
3.15	Net income (loss)	2,806,256	1,545,728	1,161,533
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	63,719,393	65,346,214	54,627,407
	EARNINGS PER SHARE (in Brazilian reais)	0,04404	0,02365	0,02126
	LOSS PER SHARE (in Brazilian reais)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

4.01	Sources of funds	7,206,542	5,830,648	15,586,349
4.01.01	From operations	4,803,659	2,762,479	1,071,204
4.01.01.01	Net income	2,806,256	1,545,728	1,161,533
4.01.01.02	Items not affecting working capital	1,997,403	1,216,751	(90,329)
4.01.01.02.01	Equity in subsidiaries	(303,350)	(828,609)	(1,065,139)
4.01.01.02.02	Allowance for losses on permanent assets	(6,347)	19,057	0
4.01.01.02.03	Tax, labor and other contingencies	(92,010)	69,227	3,212
4.01.01.02.04	Financial charges on reserve for contingencies	31,650	25,839	0
4.01.01.02.05	Deferred income and social contribution taxes	460,428	6,508	(208,602)
4.01.01.02.06	Goodwill and negative goodwill	107,519	52,703	84,841
4.01.01.02.07	Dividends from subsidiary	1,060,940	693,238	1,389,121
4.01.01.02.08	Loss (gain) of interest in subsidiary	705	3,304	0
4.01.01.02.09	Interest and variations on stock option plan	(9,830)	(12,781)	(34,354)
4.01.01.02.10	Capital refund by subsidiary	297,755	836,770	0
4.01.01.02.11	Exchange variation on investments	17,946	2,928	(259,408)
4.01.01.02.12	Depreciation and amortization	685,571	397,544	0
4.01.01.02.13	Gain on early payment of tax incentives	(39,888)	(28,339)	0
4.01.01.02.14	Exchange variation and financial charges on noncurrent loans, net	(341,290)	(89,725)	0
4.01.01.02.15	Net book value of property, plant and equipment sold	127,604	69,087	0
4.01.02	From shareholders	156,604	129,871	14,515,145
4.01.02.01	Capital increase	0	4	14,459,021
4.01.02.02	Premium on placement of shares	0	0	2,581
4.01.02.03	Sale of treasury shares	105,277	64,327	0
4.01.02.04	Financed sale of shares	51,327	65,540	53,543
4.01.03	From third-parties	2,246,279	2,938,298	0
4.01.03.01	Debentures	2,065,080	0	0
4.01.03.03	Other recoverable taxes	62,439	666,598	0
4.01.03.04	Loans and financing	0	144,891	0
4.01.03.05	Tax incentives	115,513	104,993	0
4.01.03.06	Intercompany receivables	0	1,989,392	0
4.01.03.07	Other accounts payable	3,247	5,570	0
4.01.03.08	Other accounts receivable and other	0	26,854	0
4.02	Uses of funds	8,194,022	4,024,319	17,444,646
4.02.01	Escrow deposits and investment in tax incentives	46,803	106,808	1,038

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

04.01 – STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

4.02.02	Other recoverable taxes	31,809	0	7,049
4.02.03	Reserve for contingencies	0	0	9,106
4.02.04	Investments, including goodwill and negative goodwill	2,742,323	0	14,492,081
4.02.05	Loans and financing	667,942	0	0
4.02.06	Repurchase of shares	1,762,339	437,349	1,609,611
4.02.07	Proposed dividends	1,864,011	1,300,287	1,325,761
4.02.08	Other	10,536	0	0
4.02.09	Tax, labor and other contingencies	215,903	267,322	0
4.02.10	Working capital of merged subsidiary	0	1,480,735	0
4.02.11	Property, plant and equipment	812,877	328,604	0
4.02.12	Deferred charges	11,859	91,645	0
4.02.13	Intercompany payables	6,738	0	0
4.02.14	Deferral of taxes	0	1,321	0
4.02.15	Prepaid expenses	20,882	7,949	0
4.02.16	Working capital of merged parent company	0	2,299	0
4.03	Increase/decrease in working capital	(987,480)	1,806,329	(1,858,297)
4.04	Changes in current assets	707,861	1,977,302	714,193
4.04.01	Current assets at beginning of year	2,760,821	783,519	69,326
4.04.02	Current assets at end of year	3,468,682	2,760,821	783,519
4.05	Changes in current liabilities	1,695,341	170,973	2,572,490
4.05.01	Current liabilities at beginning of year	4,578,626	4,407,653	1,835,163
4.05.02	Current liabilities at end of year	6,273,967	4,578,626	4,407,653

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

05.01 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – SUBSCRIBED AND PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – PROFT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	5,691,369	13,496,065	0	679,905	0	19,867,339
5.02	Prior-year adjustments	0	0	0	0	0	0
5.03	Increase/decrease in capital	24,718	(24,718)	0	0	0	0
5.03.01	Through capitalization of reserves	21,285	(21,285)	0	0	0	0
5.03.02	Subscription of stock ownership plan	3,433	(3,433)	0	0	0	0
5.04	Realization of reserves	0	220,818	0	0	0	220,818
5.04.01	Advance for future capital increase	0	3,433	0	0	0	3,433
5.04.02	Options exercised – stock ownership plan	0	101,581	0	0	0	101,581
5.04.03	Investment grant and tax incentives	0	115,804	0	0	0	115,804
5.05	Treasury Shares	0	(1,762,339)	0	0	0	(1,762,339)
5.06	Net income (loss)	0	0	0	0	2,806,256	2,806,256
5.07	Allocation of net income	0	0	0	1,333,121	(2,806,256)	(1,473,135)
5.07.01	Reserve for investments	0	0	0	1,333,121	(1,333,121)	0
5.07.02	Interim interest on capital	0	0	0	0	(1,473,135)	(1,473,135)
5.08	Other	0	0	0	(390,876)	0	(390,876)
5.08.01	Supplementary dividends for 2005	0	0	0	(390,876)	0	(390,876)
5.09	Closing balance	5,716,087	11,929,826	0	1,622,150	0	19,268,063

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

05.02 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005 (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – SUBSCRIBED AND PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	4,742,804	12,149,335	0	208,831	0	17,100,970
5.02	Prior-year adjustments	0	0	0	0	0	0
5.03	Capital increase (decrease)	948,565	(948,561)	0	0	0	4
5.03.01	Through capitalization of reserves	948,561	(948,561)	0	0	0	0
5.03.02	Through issue of shares to minority shareholders of merged company	4	0	0	0	0	4
5.04	Realization of reserves	0	2,814,301	0	224,992	0	3,039,293
5.04.01	Merger of InBev	0	2,883,273	0	0	0	2,883,273
5.04.02	Cancellation of treasury shares	0	(158,039)	0	158,039	0	0
5.04.03	Transfer of reserves to stock ownership plan	0	31,118	0	66,953	0	98,071
5.04.04	Investment grant and tax incentives	0	57,949	0	0	0	57,949
5.05	Treasury shares	0	(519,010)	0	0	0	(519,010)
5.06	Net income (loss)	0	0	0	0	1,545,728	1,545,728
5.07	Allocation of net income	0	0	0	246,082	(1,546,369)	(1,300,287)
5.07.01	Reserve for investments	0	0	0	246,082	(246,082)	0
5.07.02	Interim dividends and interest on capital	0	0	0	0	(744,047)	(744,047)
5.07.03	Interim dividends	0	0	0	0	(556,240)	(556,240)
5.08	Other	0	0	0	0	641	641
5.08.01	Prescribed dividends and interest on capital	0	0	0	0	641	641
5.09	Closing balance	5,691,369	13,496,065	0	679,905	0	19,867,339

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

05.03 – STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004 (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – SUBSCRIBED AND PAID-UP CAPITAL	4 – CAPITAL RESERVE	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS	8 – TOTAL SHAREHOLDER’S EQUITY

5.01	Opening balance	3,124,059	16,592	0	1,272,556	0	4,413,207
5.02	Prior-year adjustments	0	0	0	0	0	0
5.03	Capital increase (decrease)	1,618,745	12,840,276	0	0	0	14,459,021
5.03.01	Employee stock ownership plan purchase	17,997	0	0	0	0	17,997
5.03.02	Merger of subsidiary	1,600,748	12,840,276	0	0	0	14,441,024
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Shares	0	(710,114)	0	(899,497)	0	(1,609,611)
5.06	Net income (loss)	0	0	0	0	1,161,533	1,161,533
5.07	Allocation of net income	0	0	0	(164,228)	(1,162,921)	(1,327,149)
5.07.01	Interim dividends	0	0	0	0	(344,458)	(344,458)
5.07.02	Supplementary dividends	0	0	0	0	(982,691)	(982,691)
5.07.03	Investments reserve	0	0	0	(164,228)	164,228	0
5.08	Other	0	2,581	0	0	1,388	3,969
5.08.01	Premium on repurchase of shares option	0	2,581	0	0	0	2,581
5.08.02	Prescribed dividends and interest on capital	0	0	0	0	1,388	1,388
5.09	Closing balance	4,742,804	12,149,335	0	208,831	0	17,100,970

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

06.01 – CONSOLIDATED BALANCE SHEETS - ASSETS (in thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

1	Total assets	35,645,114	33,401,781	32,802,614
1.01	Current assets	6,817,568	5,474,638	5,379,691
1.01.01	Cash and banks	1,538,928	837,272	1,290,952
1.01.01.01	Cash and cash equivalents	1,538,928	837,272	1,290,952
1.01.02	Receivables	2,456,460	2,136,368	1,954,940
1.01.02.01	Trade accounts receivable	1,542,695	1,331,823	1,086,149
1.01.02.02	Sundry receivables	913,765	804,545	868,791
1.01.02.02.01	Securities	226,115	259,000	214,498
1.01.02.02.02	Recoverable taxes	687,650	545,545	654,293
1.01.03	Inventories	1,363,881	1,178,053	1,380,961
1.01.03.01	Finished products	319,234	322,150	396,792
1.01.03.02	Work in process	69,632	67,779	62,827
1.01.03.03	Raw materials	618,676	515,127	606,738
1.01.03.04	Production materials	235,571	186,636	199,309
1.01.03.05	Storeroom supplies and other	136,581	113,623	132,846
1.01.03.06	Provisions for losses	(15,813)	(27,262)	(17,551)
1.01.04	Other	1,458,299	1,322,945	752,838
1.01.04.01	Dividends and/or interest on capital	2,709	0	0
1.01.04.02	Deferred income and social contribution taxes	609,996	543,261	0
1.01.04.03	Other assets	845,594	779,684	752,838
1.02	Noncurrent assets	28,827,546	27,927,143	27,422,923
1.02.01	Long-term assets	4,648,671	5,210,367	3,378,398
1.02.01.01	Sundry receivables	4,076,691	4,729,761	2,810,874
1.02.01.01.01	Escrow and compulsory deposits and tax incentives	437,219	431,410	419,120
1.02.01.01.02	Financed sale of shares	72,740	114,888	175,181
1.02.01.01.03	Deferred income and social contribution taxes	3,566,732	4,183,463	2,216,573
1.02.01.02	Intercompany receivables	0	0	0
1.02.01.02.01	Affiliated companies and equivalents	0	0	0
1.02.01.02.02	Subsidiaries	0	0	0
1.02.01.02.03	Other related parties	0	0	0
1.02.01.03	Other	571,980	480,606	567,524
1.02.01.03.01	Properties, machinery and equipment held for sale	85,967	104,535	113,849
1.02.01.03.02	Other assets	486,013	376,071	453,675
1.02.02	Permanent assets	24,178,875	22,716,776	24,044,525
1.02.02.01	Investments	18,025,923	16,763,542	18,218,715
1.02.02.01.01	Interest in affiliated companies and equivalents	4,183	4,818	1,775

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

06.01 – CONSOLIDATED BALANCE SHEETS - ASSETS (in thousands of Brazilian reais – R$)

1- CODE	2- DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

1.02.02.01.02	Interest in affiliated companies and equivalents – Goodwill	0	0	0
1.02.02.01.03	Interest in subsidiaries	0	0	0
1.02.02.01.04	Interest in subsidiaries – Goodwill	17,986,186	16,722,234	18,170,411
1.02.02.01.05	Other investments	35,554	36,490	46,529
1.02.02.02	Property, plant and equipment	5,723,864	5,404,581	5,531,665
1.02.02.03	Intangibles	0	0	0
1.02.03.04	Deferred charges	429,088	548,653	294,145

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AMD SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais – R$)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

2	Total liabilities	35,645,114	33,401,781	32,802,614
2.01	Current liabilities	6,844,475	5,052,199	8,771,685
2.01.01	Loans and financing	2,038,695	1,209,392	3,443,124
2.01.02	Debentures	65,949	0	0
2.01.03	Trade accounts payable	1,387,396	1,065,424	1,047,650
2.01.04	Taxes payable	1,605,249	1,275,324	1,633,874
2.01.04.01	Income and social contribution taxes payable	366,271	244,548	650,612
2.01.04.02	Other taxes payable	1,238,978	1,030,776	983,262
2.01.05	Dividends payable	109,010	25,937	998,874
2.01.05.01	Dividends payable	17,543	13,614	439,947
2.01.05.02	Provision for interest on capital	91,467	12,323	558,927
2.01.06	Provisions	0	0	0
2.01.07	Intercompany payables	0	0	1,169
2.01.08	Other	1,638,176	1,476,122	1,646,994
2.01.08.01	Accrued payroll, profit sharing and related charges	480,335	447,706	378,270
2.01.08.02	Unrealized loss on derivatives	405,309	129,804	409,134
2.01.08.03	Other liabilities	752,532	898,612	859,590
2.02	Noncurrent Liabilities	9,309,907	8,359,603	6,822,500
2.02.01	Long-term liabilities	9,159,961	8,209,657	6,822,500
2.02.01.01	Loans and financing	5,396,864	5,994,152	4,367,598
2.02.01.02	Debentures	2,065,080	0	0
2.02.01.03	Reserves	663,345	1,037,173	1,242,895
2.02.01.03.01	For contingencies	663,345	1,037,173	1,242,895
2.02.01.04	Intercompany payables	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Other	1,034,672	1,178,332	1,212,007
2.02.01.06.01	Sales tax deferrals	405,700	352,563	275,695
2.02.01.06.02	Other liabilities	628,972	825,769	936,312
2.02.02	Deferred income	149,946	149,946	0
2.03	Minority interest	222,669	122,640	212,450
2.04	Shareholders’ equity	19,268,063	19,867,339	16,995,979
2.04.01	Subscribed and paid-up capital	5,716,087	5,691,369	4,742,804
2.04.02	Capital reserve	11,929,826	13,496,065	12,149,335
2.04.02.01	Premium on share repurchase option	0	6,311	7,448
2.04.02.02	Goodwill on subscription of shares	12,310,042	13,442,590	12,852,001
2.04.02.03	Tax Incentives	560,552	440,608	0
2.04.02.04	Treasury shares	(940,768)	(393,444)	(710,114)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais – R$)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2006	4 – 12/31/2005	5 – 12/31/2004

2.04.03	Revaluation reserves	0	0	0
2.04.03.01	Own assets	0	0	0
2.04.03.02	Subsidiaries, affiliated companies and equivalents	0	0	0
2.04.04	Profit reserves	1,622,150	679,905	103,840
2.04.04.01	Legal	208,831	208,831	208,831
2.04.04.02	Statutory	1,413,319	471,074	224,992
2.04.04.02.01	For investments	1,413,319	471,074	224,992
2.04.04.03	For contingencies	0	0	0
2.04.04.04	Unrealized profits	0	0	0
2.04.04.05	Retained earnings	0	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0	0
2.04.04.07	Other profit reserves	0	0	(329,983)
2.04.04.07.01	Treasury shares	0	0	(329,983)
2.04.05	Retained earnings/accumulated loses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

07.01 – CONSOLIDATED STATEMENTS OF INCOME (in thousands of Brazilian reais – R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

3.01	Gross sales of products and/or services	32,487,848	28,878,704	23,297,637
3.02	Gross sales deductions	(14,874,191)	(12,920,139)	(11,290,825)
3.03	Net sales of products and/or services	17,613,657	15,958,565	12,006,812
3.04	Cost of sales	(5,948,683)	(5,742,348)	(4,780,527)
3.05	Gross profit	11,664,974	10,216,217	7,226,285
3.06	Operating Expenses/Income	(7,328,963)	(7,230,097)	(5,062,989)
3.06.01	Selling	(3,866,676)	(3,499,908)	(2,451,813)
3.06.02	General and administrative	(1,430,213)	(1,570,200)	(1,419,652)
3.06.02.01	Administrative	(775,473)	(802,025)	(590,723)
3.06.02.02	Management’s and Board of Directors’ fees	4,205	(28,737)	(27,202)
3.06.02.03	Depreciation and amortization	(770,777)	(667,906)	(541,561)
3.06.02.04	Tax, labor and other contingencies	111,832	(71,532)	(260,166)
3.06.03	Financial	(1,078,323)	(1,086,718)	(776,327)
3.06.03.01	Financial income	168,419	95,309	468,548
3.06.03.02	Financial expenses	(1,246,742)	(1,182,027)	(1,244,875)
3.06.04	Other operating income	343,213	310,426	504,728
3.06.05	Other operating expenses	(1,298,355)	(1,385,692)	(925,569)
3.06.06	Equity in subsidiaries	1,391	1,995	5,644
3.07	Income from operations	4,336,011	2,986,120	2,163,296
3.08	Nonoperating income (expenses)	(28,756)	(234,270)	(333,842)
3.08.01	Income	26,719	21,548	75,844
3.08.02	Expenses	(55,475)	(255,818)	(409,686)
3.09	Income before taxes/profit sharing	4,307,255	2,751,850	1,829,454
3.10	Provision for Income and social contribution taxes	(688,798)	(757,082)	(740,544)
3.11	Deferred income tax	(626,482)	(263,108)	228,802
3.12	Statutory profit sharing/contributions	(194,425)	(202,777)	(152,409)
3.12.01	Profit sharing	(194,425)	(202,777)	(152,409)
3.12.01.01	Employees	(186,192)	(174,472)	(129,537)
3.12.01.02	Management	(8,233)	(28,305)	(22,872)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on capital	0	0	0
3.14	Minority interest	8,706	16,845	(3,770)
3.15	Net income (loss)	2,806,256	1,545,728	1,161,533
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	63,719,393	65,346,214	54,627,407
	EARNINGS PER SHARE (in Brazilian reais)	0.04404	0.02365	0.02126
	LOSS PER SHARE (in Brazilian reais)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

4.01	Sources of funds	8,098,937	7,612,404	3,516,705
4.01.01	From operations	5,510,532	4,423,141	3,209,761
4.01.01.01	Net income	2,806,256	1,545,728	1,161,533
4.01.01.02	Items not affecting working capital	2,704,276	2,877,413	2,048,228
4.01.01.02.01	Depreciation and amortization	1,188,353	1,087,482	922,229
4.01.01.02.02	Net book value of property, plant and equipment sold	288,624	150,364	168,741
4.01.01.02.03	Tax, labor and other contingencies	(111,832)	71,532	260,166
4.01.01.02.04	Financial charges on reserve for contingencies	36,708	52,703	49,838
4.01.01.02.05	Deferred income and social contribution taxes	626,482	263,108	(228,802)
4.01.01.02.06	Exchange variation and charges on noncurrent loans	(470,344)	(501,197)	278,026
4.01.01.02.07	Goodwill and negative goodwill	1,282,960	1,342,973	803,619
4.01.01.02.08	Loss (gain) of interest in subsidiary	(6,051)	64,858	80,764
4.01.01.02.09	Interest of minority shareholders	(8,706)	(16,845)	3,770
4.01.01.02.10	Exchange fluctuation with no impact on working capital	(79,361)	289,300	(213,880)
4.01.01.02.11	Interest and variations on stock option plan	(9,953)	(13,318)	(41,916)
4.01.01.02.12	Allowance for losses on permanent assets	8,675	116,787	(6,757)
4.01.01.02.13	Equity in subsidiaries	(1,391)	(1,995)	(5,644)
4.01.01.02.14	Gain on early payment of tax incentives	(39,888)	(28,339)	(21,926)
4.01.02	From shareholders	183,792	205,837	121,769
4.01.02.01	Capital increase	0	4	17,997
4.01.02.02	Premium on placement of shares	0	0	2,581
4.01.02.03	Financed sale of shares	78,515	73,343	101,191
4.01.02.04	Disposal of treasury shares	105,277	132,490	0
4.01.03	From third-parties	2,404,613	2,983,429	185,175
4.01.03.01	Other accounts receivable	0	78,651	0
4.01.03.02	Loans and financing	0	2,233,666	0
4.01.03.03	Deferral of taxes on sales	268,434	115,523	167,941
4.01.03.04	Other	4,364	367	17,234
4.01.03.05	Prepaid expenses	0	11,956	0
4.01.03.06	Debentures	2,065,080	0	0
4.01.03.07	Other recoverable taxes	66,735	543,263	0
4.02	Financial investments	8,548,283	3,797,971	7,689,176

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

08.01 – CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian reais – R$)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 to 12/31/2006	4 - 01/01/2005 to 12/31/2005	5 - 01/01/2004 to 12/31/2004

4.02.01	Escrow deposits and investment in tax incentives	61,388	72,228	52,665
4.02.02	Intercompany receivables	0	8,193	5,961
4.02.03	Other recoverable taxes	0	8,275	20,763
4.02.04	Investments, including goodwill and negative goodwill	2,731,136	190,385	345,959
4.02.05	Property, plant and equipment	1,425,702	1,169,439	1,267,246
4.02.06	Deferred charges	18,713	265,383	101,935
4.02.07	Repurchase of shares	1,762,339	437,349	1,609,611
4.02.08	Proposed dividends	1,864,011	1,300,287	1,394,100
4.02.09	Other accounts payable	176,568	30,028	71,814
4.02.10	Reserve for contingencies	264,258	224,051	86,667
4.02.11	Change in minority interest	439	88,291	31,945
4.02.12	Working capital of merged subsidiary	0	0	114,797
4.02.13	Trade accounts payable	0	0	2,585,713
4.02.14	Other	36,915	4,062	0
4.02.15	Loans and financing	185,932	0	0
4.02.016	Prepaid expenses	20,882	0	0
4.03	Increase/decrease in working capital	(449,346)	3,814,433	(4,172,471)
4.04	Changes in current assets	(1,342,930)	94,947	(120,782)
4.04.01	Current assets at beginning of year	5,,474,638	5,379,691	5,500,473
4.04.02	Current assets at end of year	6,817,568	5,474,638	5,379,691
4.05	Changes in current liabilities	1,792,276	(3,719,486)	4,051,689
4.05.01	Current liabilities at beginning of year	5,502,199	8,771,685	4,719,996
4.05.02	Current liabilities at end of year	6,844,475	5,052,199	8,771,685

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Companhia de Bebidas das Américas – AmBev
São Paulo - SP

1.          We have audited the accompanying individual (Company) and consolidated balance sheets of Companhia de Bebidas das Américas – AmBev and subsidiaries as of December 31, 2006, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.          Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3.          In our opinion, the financial statements referred to in paragraph 1 represent fairly, in all material respects, the individual and consolidated financial positions of Companhia de Bebidas das Américas – AmBev and subsidiaries as of December 31, 2006, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4.          Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1 taken as a whole. The consolidated statements of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements prepared in conformity with Brazilian accounting practices. The consolidated statements of cash flows, prepared under the responsibility of the Company’s management, have been subjected to the audit procedures described in paragraph 2 and, in our opinion, are fairly presented in all the relevant aspects in relation to the consolidated financial statements taken as a whole.

5.          We had previously audited the individual (Company) and consolidated balance sheets as of December 31, 2005 and the statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, presented for comparative purposes, and issued an unqualified opinion thereon dated February 13, 2006. The financial statements of the subsidiary Labatt Brewing Company Limited, for the year ended December 31, 2005, which reflect, respectively, shareholders’ deficit of R$1,217 million, total assets of R$2,459 million, equivalent to 7.3% of the Company’s total assets, net revenue of R$3,967 million, equivalent to 24.9% of consolidated net revenue and net income of R$467 million, equivalent to 30.2% of the Company’s net income, were audited by other auditors and our opinion, insofar as it relates to the amounts of assets and liabilities amounts of this subsidiary and its result of operations, is based solely on the report of the other auditors.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

6.          The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 26, 2007

DELOITTE TOUCHE TOHMATSU	Altair Tadeu Rossato
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Management Report

Message to Shareholders

Continuous and Sustained Growth

2006 was another excellent year to AmBev. Expressive items such as the EBITDA of R$7,444.6 million, 18.1% higher compared to 2005, and the EBITDA margin of 42.3% which writes another chapter to our continuous growth history.

We did a lot last year: we improved our execution, increased volume, launched new brands and developed new markets. We also learned a lot. We learned that the best way to ensure our leadership is to tirelessly search for opportunities to become even better. This thought is part of AmBev’s culture, disseminated and incorporated by our 35 thousand employees, distributed in all the Americas, who act as being the owners of their own business and make our People the most important asset of our Company.

Some events had especial relevance in 2006:

Acquisition of Quinsa’s control: In August 2006, we concluded the transaction initiated in 2002 and acquired the control of Quinsa. The good economic environment of the countries in the region has stimulated consumption and we have been able to take advantages from this opportunity with efficiency gains in 2006. We are pleased with Quinsa’s performance.

New products, new segments: In compliance with its pioneer and innovative profile, AmBev is constantly studying the market and searching new alternatives to bring better products, which satisfy an increasing number of people. In 2006, we brought new packages and products especially developed to the World Cup, such as Brahma Bier and Guaraná Seleção. We also launched Skol Lemon, Brahma Black, Brahva Beats and H2OH!. Contributing to strengthen the equity of our brands, develop the premium segment and market niches, such initiatives are already a great sales success.

Brahma in Canada: The Brahma brand, which arrived in the province of Alberta in 2005, was nationally launched in 2006. The brand launch reinforces the optimism with Canada, where the rigid cost control and the application of the best factory production practices in 2006 have made possible a significant cash generation and profitability growth.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

World Cup: Despite of theprematuredeclassificationof theBrazilian soccer team selection, the World Cup was an excellent opportunity for AmBev. By means of a careful and comprehensive planning, together with the excellent performance of our brands, we have reached important achievements: Guaraná Antarctica, Brahma and Skol were the 4 most recalled brands in June, being also ranked as the first, second and third favorite campaigns of the Cup. Several actions were developed all over the country to strengthen our brands and the relationship with our consumers, and to leverage consumption during the games. Special promotions, new packages and even new products have been created to ensure the best use of this moment that was, to AmBev, just like a second summer, but in June.

In 2006, we remained focused on our cost awareness. Through management tools, such as the Zero Base Budget, we ensure the efficient use of our resources, maximizing the return to shareholders.

As always, all these achievements are the result of the dedication of our People, who makes the difference. At AmBev people work and stand up for the work they have done, they are proactive, entrepreneurs, make decisions and assume responsibilities. With our “ownership philosophy”, we are capable of extracting the best from each employee and work to form the best people, who grow accordingly to their talent and are compensated accordingly. Thus, we consider that our greatest ability is the recruitment, qualification, motivation and maintenance of the best professionals of the market.

The sustainability of our business goes beyond the high economic performance. We are a company that grows based on ethics and transparency, searching for economic, social and environmental development. We believe on our capacity of adding value both to the shareholders and to the society. This concern has transformed AmBev in a reference, and the Company was elected a model-company by Guia Exame de Boa Cidadania Corporativa (“Exame” Magazine Guide of Good Corporate Citizenship) for promoting the responsible consumption of alcoholic beverages and operating with eco-efficiency indicators.

But we are not and will never be satisfied. We have a long way ahead and several initiatives so that this way takes us even more far. We are ready to grow with our AmBev style: we are determined to reach challenging goals and eager for increasingly better results.

We will keep working hard and sustaining this strong growth, year after year, for lots of generations.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Overview of Companhia de Bebidas das Américas – AmBev

With operations in 14 countries of the Americas, AmBev is the fifth world’s largest brewer and the leader in Latin America. AmBev’s operations consist of the production and trading of beer, soft drinks, other non-alcoholic beverages and malt and are divided into three business segments:

• Brazil Operations, represented by sales of (i) beer (“Beer Brazil”); (ii) carbonated soft drinks (“CSD”) and non-alcoholic, non-carbonated (“Nanc”) beverages; and (iii) malt and by-products;

•     Hispanic Latin America (HILA), represented by AmBev’s current stake in Quinsa (Argentina, Bolivia, Chile, Paraguay and Uruguay), as well as the Company’s operations in Northern Latin America (El Salvador, Equator, Guatemala, Nicaragua, Peru, Dominican Republic and Venezuela); these last operations, grouped, are designated by HILA-ex (HILA excluding Quinsa); and

• North America represented by Labatt Brewing Company Limited (“Labatt”) operations, including beer domestic sales in Canada and exports to the United States (“USA”).

Major AmBev’s brands include Skol (the third most consumed beer in the world), Brahma, Antarctica, Bohemia, Original, Quilmes, Labatt Blue, Brahva and Guaraná Antarctica. In addition, AmBev is PepsiCo’s largest bottling company outside of the USA. Through a franchising agreement, the Company sells and distributes Pepsi products in Brazil and other Latin American countries, including Pepsi, Lipton Ice Tea and Gatorade.

AmBev’s credit risk as debt issuer in domestic and foreign currency is investment grade according to Standard and Poor’s and Fitch Ratings.

Economic Environment

The disposable income of consumers has been growing over the last years in Brazil, AmBev’s major market. Such growth is one of the factors which contributes to the volume growth in Beer Brazil (+5.1%) and CSD & Nanc (+9.0%).

In Canada, AmBev’s second largest market, the economy has also been showing a good performance, especially in the West, where high oil prices have sustained a strong growth pace in the local market.

In Argentina, AmBev’s third largest market, once more the growth has been strong. The volume of Quinsa, whose main operation is in Argentina, increased by 15.1% in 2006.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Investments

In 2006, AmBev invested R$1,425.7 million. The Company invested in the increase of production lines, in circulating assets purchase and in a bottle plant, which is expected to start its production in the 2nd half of 2007.

Investments in Subsidiaries

In 2006, AmBev increased its stake in Quinsa, from 56.72% to 91.18%. The amount disbursed for this transaction was R$2,738.8 million (equivalent to US$1.25 billion). The operation reinforces AmBev’s commitment to the growth of the markets in Argentina, Uruguay, Paraguay, Bolivia and Chile.

Chief Financial Officer and Investor Relations Officer

In 2007, Graham Staley took over the position of chief financial officer and investor relations officer of AmBev, replacing João Castro Neves, which was appointed Chief Executive Officer of Quinsa. Graham Staley was CFO of Labatt USA from 2000 to 2004 and CFO of Labatt Brewing Company Limited from 2005 to 2006.

Environment

AmBev develops its economic activities in an eco-efficient manner, recycling and removing the minimum from the nature aiming at preserving our natural resources. At the same time AmBev searches for an increased competitiveness in beverage production, it uses technologies, raw materials and processes to minimize environmental impact. Thus, the Company establishes eco-efficiency indicators which are systemically monitored. We are a reference in the rational use of water, with units that in 2006 surpassed the world benchmark of 3.75 liters of water by each liter of beer produced, already ours. The units of Curitiba (PR), Brasília (DF), Camaçari (BA) and Agudos (SP), which have respectively used 3.49, 3.63, 3.69 and 3.70 liters of water for the production of one liter of beer, must be highlighted.

We sponsor the largest Recycling Center of Latin America and reuse more than 98% of industrial residues as by-products, which generated, in 2006, a revenue of R$59.3 million.*

As a result of this work, we received the title of Model-Company from Guia Exame de Boa Cidadania Corporativa for promoting the responsible consumption of beverage and operating with eco-efficiency indicators. Also, the Peruvian government, supported by the World Bank, granted to AmBev’s local unit the “A la Producción más Limpia y a la Ecoeficiencia 2006” award.

*Brasil and Hila-ex figures

Human Resources

AmBev ended 2006 with approximately 35.0 thousand employees: 19.8 thousand in Brazil; 3.3 thousand in Canada, 7.3 thousand in Quinsa’s units and 4.6 thousand in Hila-ex (which includes Ecuador, Peru, Guatemala, Venezuela and Dominican Republic).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

AmBev is constantly investing in the development of its human resources. In 2006, AmBev University (AU) carried out specific trainings (technical, behavioral and foreign language ones) for more than 5,700 employees and distributors, totaling more than 35,000 hours of training. The employees also are benefited from investments made by Fundação Antonio e Helena Zerrener (FAHZ) in scholarships.

FAHZ also offers the Vida Legal program, which encourage healthy habits, preventive measures and treatment for chronic diseases within its employees and their families.

In 2006, we posted a significant improvement regarding the index of work accidents resulting in the temporary absence of employees, which were 30% lower when compared do the ones recorded in 2005, representing a 78% evolution since 2000.

Dividends and Shares

AmBev’s Bylaws provides for a minimum mandatory dividend of 35% of the Company’s annual net income, as set forth in the accounting principles of the Brazilian Corporate Law, including amounts paid as interest on own capital. In the civil year of 2006, R$1,790.8 billion in dividends were distributed, including Interest on Own Capital.

In 2006, nearly R$7.1 billion in preferred shares and R$1.3 billion in common shares were traded. At the end of the year, the shares were quoted at R$943.00 (AMBV3) and R$ 1,053.99 (AMBV4).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Financial Highlights 2006

The following financial and operational information, unless otherwise stated, is presented on a consolidated basis and in thousands of Reais, pursuant to the Brazilian Corporate Law. All comparisons, unless otherwise stated, refers to 2005.

AmBev’s consolidated EBITDA reached R$7,444.6 million in 2005, growing 18.1%.

According to ACNielsen, AmBev’s market share in Brazilian beer market in 2006 was 68.8% (2005: 68.3%). Beer Brazil segment’s volume grew 5.1% and the revenue per hectoliter reached R$137.8.

CSD & Nanc EBITDA margin reached 33.6%, an increase of 230 basis points, which kept AmBev as an industry benchmark. The EBITDA recorded for the segment was R$607.7 million, 17.4% above 2005.

HILA Division posted an EBITDA of R$791.2 million, reflecting Quinsa’s strong growth.

Labatt contributed with an EBITDA of R$1,499.6 million.

Financial Highlights – AmBev Consolidated R$ million	2006	2005	% Change
Volume (000 hl)	134,366	125,313	7.2%
Net revenues per Hectoliter (R$/hl)	137.4	139.4	-1.4%
			%
Net revenues per Hectoliter (R$/hl)	17,613.7	15,958.6	10.4%
Gross Profit	11,665.0	10,216.2	14.2%
Gross Profit Margin	66.2%	64.0%	220 bps
EBIT	6,256.3	5,042.6	24.1%
EBIT Margin	35.5%	31.6%	390 bps
EBITDA	7,444.6	6,305.1	18.1%
EBITDA Margin	42.3%	39.5%	280 bps
Net income	2,806.3	1,545.7	81.5%
Net income Margin	15.9%	9.7%	620 bps
No. of shares outstanding (millions)	63,719.4	65,346.2	-2.5%
EPS (R$/000 shares)	44.04	23.65	86.2%
EPS excl. goodwill amortization (R$/000 shares)	64.18	44.21	45.2%

Notes:
(1) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(2) Values may not add up due to rounding.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Financial Highlights by Business Segment

The table below shows the consolidated financial highlights per business segment. The results presented refer to the 12 month-periods ended on December 31, 2006 and 2005.

Financial Highlights	Brazil			HILA			North America			Total
R$ milhões	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Volume (‘000 hl)	87,727	82,743	6.0%	35,676	31,679	12.6%	10,963	10,891.6	0.7%	134,366	125,313	7.2%
Net Revenue	10,963.1	9,902.8	10.7%	2,762.4	2,080.3	32.8%	3,888.2	3,975.5	-2.2%	17,613.7	15,958.6	10.4%
COGS	(3,492.2)	(3,488.9)	0.1%	(1,266.2)	(953.1)	32.9%	(1,190.2)	(1,300.3)	-8.5%	(5,948.7)	(5,742.3)	3.6%
Gross Profit	7,470.9	6,413.9	16.5%	1,496.2	1,127.1	32.7%	2,697.9	2,675.2	0.9%	11,665.0	10,216.2	14.2%
Gross Margin	68.1%	64.8%	340 bps	54.2%	54.2%	bps	69.4%	67.3%	210 bps	66.2%	64.0%	220 bps
SG&A Total	(3,038.3)	(2,942.2)	3.3%	(955.6)	(764.7)	25.0%	(1,414.8)	(1,466.7)	-3.5%	(5,408.7)	(5,173.7)	4.5%
% of Net Revenue	-27.7%	-29.7%	200 bps	-34.6%	-36.8%	220 bps	-36.4%	-36.9%	50 bps	-30.7%	-32.4%	170 bps
EBIT	4,432.5	3,471.7	27.7%	540.6	362.4	49.2%	1,283.1	1,208.5	6.2%	6,256.3	5,042.6	24.1%
EBIT Margin	40.4%	35.1%	540 bps	19.6%	17.4%	210 bps	33.0%	30.4%	260 bps	35.5%	31.6%	390 bps
EBITDA	5,153.7	4,319.0	19.3%	791.2	553.0	43.1%	1,499.6	1,433.1	4.6%	7,444.6	6,305.1	18.1%
EBITDA Margin	47.0%	43.6%	340 bps	28.6%	26.6%	210 bps	38.6%	36.0%	250 bps	42.3%	39.5%	280 bps

Brazilian Operations

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$ million	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.	2006	2005	% Var.
Volume (‘000 hl)	65,655	62,486	5.1%	22,072	20,257	9.0%	n.a	n.a	n.a	87,727	82,743	6.0%
Net Revenue	9,045.0	8,119.1	11.4%	1,806.4	1,648.7	9.6%	111.6	135.0	-17.3%	10,963.1	9,902.8	10.7%
Net Revenue/hl	137.8	129.9	6.0%	81.8	81.4	0.6%	n.a	n.a	n.a	125.0	119.7	4.4%
COGS	(2,573.6)	(2,575.3)	-0.1%	(877.8)	(851.7)	3.1%	(40.8)	(61.9)	-34.1%	(3,492.2)	(3,488.9)	0.1%
COGS/hl	(39.2)	(41.2)	-4.9%	(39.8)	(42.0)	-5.4%	n.a	n.a	n.a	(39.8)	(42.2)	-5.6%
Gross Profit	6,471.5	5,543.8	16.7%	928.5	797.0	16.5%	70.9	73.1	-3.1%	7,470.9	6,413.9	16.5%
Gross Margin	71.5%	68.3%	330 bps	51.4%	48.3%	310 bps	63.5%	54.2%	930 bps	68.1%	64.8%	340 bps
SG&A excl. deprec. & amort.	(2,126.9)	(1,961.3)	8.4%	(343.2)	(306.3)	12.0%	(3.4)	(3.1)	10.1%	(2,473.5)	(2,270.7)	8.9%
SG&A deprec. & amort.	(422.8)	(507.7)	-16.7%	(142.1)	(163.8)	-13.3%	0.0	0.0	n.a.	(564.9)	(671.6)	-15.9%
SG&A Total	(2,549.7)	(2,469.0)	3.3%	(485.2)	(470.1)	3.2%	(3.4)	(3.1)	10.1%	(3,038.3)	(2,942.2)	3.3%
% of Net Revenue	28.2%	30.4%	-220 bps	26.9%	28.5%	-170 bps	3.1%	2.3%	80 bps	27.7%	29.7%	-200 bps
EBIT	3,921.8	3,074.8	27.5%	443.3	326.8	35.6%	67.4	70.0	-3.7%	4,432.5	3,471.7	27.7%
EBIT Margin	43.4%	37.9%	550 bps	24.5%	19.8%	470 bps	60.4%	51.9%	850 bps	40.4%	35.1%	540 bps
EBITDA	4,478.6	3,731.4	20.0%	607.7	517.6	17.4%	67.4	70.0	-3.7%	5,153.7	4,319.0	19.3%
EBITDA Margin	49.5%	46.0%	360 bps	33.6%	31.4%	230 bps	60.4%	51.9%	850 bps	47.0%	43.6%	340 bps

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Analysis of the Financial Performance in 2006

Net Revenues

Net revenues increased 10.4% in 2006, reaching R$17,613.7 million. The table below illustrates the contribution of each business unit to AmBev’s consolidated net revenues.

Net Revenues	2006		2005		% Change
	R$ million	% Total	R$ million	% Total
Brazil	10,963.1	62.2%	9,902.8	62.1%	10.7%
Beer Brazil	9,045.0	51.4%	8,119.1	50.9%	11.4%
CSD & Nanc Brazil	1,806.4	10.3%	1,648.7	10.3%	9.6%
Malt and By-products	111.6	0.6%	135.0	0.8%	-17.3%
HILA	2,762.4	15.7%	2,080.3	13.0%	32.8%
Quinsa	2,004.3	11.4%	1,299.9	8.1%	54.2%
Beer	1,471.1	8.4%	971.8	6.1%	51.4%
Soft drinks	533.2	3.0%	328.0	2.1%	62.5%
HILA-ex	758.1	4.3%	780.4	4.9%	-2.9%
Beer	458.6	2.6%	469.2	2.9%	-2.3%
Soft drinks	299.5	1.7%	311.2	2.0%	-3.7%
North America	3,888.2	22.1%	3,975.5	24.9%	-2.2%

Consolidated	17,613.7	100.0%	15,958.6	100.0%	10.4%

Brazil Operations

Net revenues generated by AmBev’s main business unit, represented by Beer, CSD and Nanc beverages operations in Brazil, grew 10.7%, reaching R$10,963.1 million. The performance of each operation is demonstrated below.

Beer

Net revenues from beer sales in Brazil climbed 11.4% in 2006, accumulating R$9,045.0 million. Major elements contributing to this growth were:

–	A growth of 5.1% in sales volume reflecting (i) AmBev’s higher market share (2006: 68.8%; 2005: 68.3%); and (ii) the market growth.

–

A growth of 6.0% in revenues per hectoliter, which reached R$137.8. This increase was a result of (i) broad price repositioning carried out in December 2005; (ii) growth of the premium segment, with highlight to the Bohemia (+19.7%) and Original (+38.3%) brands; and (iii) sales expansion through AmBev’s direct distribution structure.

CSD & Non-Alcoholic and Non-Carbonated Beverages (Nanc)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Net revenues generated by CSD & Nanc in 2006 grew 9.6%, reaching R$1,806.4 million. The main elements contributing to this growth were:

–	A growth of 9.0% in the sales volume, reflecting (i) maintenance of AmBev’s share in the soft drinks market (2006: 17.0%; 2005: 17.0%); and (ii) market growth.

–

A revenues per hectoliter increase of 0.6%, reaching R$81.8. This increase was positively impacted by the price repositioning implemented during 2006; and (ii) negatively impacted by the higher share of multi-serve packages.

Malt and By-products

Malt and by-products sales in Brazil presented a reduction of 17.3% in revenues, accumulating R$111.6 million.

Hispanic Latin America (HILA)

AmBev’s operations in the Latin America recorded in 2006 an increase in revenues of 32.8%, reaching R$2,762.4 million. A more detailed analysis of this performance is shown below.

Quinsa

AmBev’s stake in Quinsa, leading brewer in the Southern Cone, contributed with R$2,004.3 million to the Company’s consolidated revenues, yielding a growth of 54.2%. The main reasons for the increased revenues were:

–	Beer and soft drinks volume growth, 9.8% and 25.5%, respectively; the consolidated volume grew 15.1%

–	A growth in US dollars of 6.2% in revenues per hectoliter, reaching US$40.5.

–	Higher consolidation of Quinsa in AmBev´s results (Dec/06: 100.0%; Dec/05: 59.2%), due to AmBev’s higher stake in Quinsa (Dec/06: 91.8%; Dec/05: 59.2%).

HILA-ex

AmBev’s operations in Northern Latin America presented a revenue decrease of 2.9% in 2006, accumulating R$758.1 million. The main reasons for the increased revenue were (i) a 3.2% growth in volume and (ii) a 5.9% decrease of the revenue per hectoliter, resulting from the increase of the market competitiveness and the appreciation of the Brazilian currency (real) in comparison with the other currencies of Hila-ex operations.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

North America

Labatt’s operations in North America contributed with R$3,888.2 million for AmBev’s consolidated revenues, a 2.2% decrease. This result is explained by:

–	Labatt’s sales volume increase of 0.6% in the Canadian market,

–	Exports of Labatt to the USA increased 0.8%,

–	0.6% increase in the revenue per hectoliter of the domestic sales, in Canadian dollars,

–	4.6% decrease in the revenue per hectoliter in export sales, in Canadian dollars,

–	Appreciation of the Real against the Canadian Dollar. In Canadian Dollars, net revenue increased 0.9% to CAD$2,020.1 million.

Cost of Goods Sold

AmBev’s cost of goods sold in 2006 grew 3.6%, accumulating R$5,948.7 million. The following table illustrates the contribution of each business unit for AmBev’s consolidated cost of goods sold.

COGS	2006			2005			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(3,492.2)	58.7%	31.9%	(3,488.9)	60.8%	35.2%	0.1%
Beer Brazil	(2,573.6)	43.3%	28.5%	(2,575.3)	44.8%	31.7%	-0.1%
CSD & Nanc Brazil	(877.8)	14.8%	48.6%	(851.7)	14.8%	51.7%	3.1%
Malt and By-products	(40.8)	0.7%	36.5%	(61.9)	1.1%	45.8%	-34.1%
HILA	(1,266.2)	21.3%	45.8%	(953.1)	16.6%	45.8%	32.9%
Quinsa	(808.8)	13.6%	40.4%	(536.7)	9.3%	41.3%	50.7%
Beer	(464.5)	7.8%	31.6%	(321.4)	5.6%	33.1%	44.5%
Soft drinks	(344.3)	5.8%	64.6%	(215.3)	3.7%	65.6%	59.9%
HILA-ex	(457.4)	7.7%	60.3%	(416.4)	7.3%	53.4%	9.8%
Beer	(255.2)	4.3%	55.6%	(236.0)	4.1%	50.3%	8.1%
Soft drinks	(202.2)	3.4%	67.5%	(180.5)	3.1%	58.0%	12.1%
North America	(1,190.2)	20.0%	30.6%	(1,300.3)	22.6%	32.7%	-8.5%

Consolidated	(5,948.7)	100.0%	33.8%	(5,742.3)	100.0%	36.0%	3.6%

Brazil

The cost of goods sold in Brazil business unit accumulated R$3,492.2 million, increasing 0.1%.

Beer

The COGS for the beer sales operations in Brazil decreased 0.1%, reaching R$2,573.6 million. The COGS per hectoliter declined 4.9%, amounting to R$39.2. The main factors that led to this reduction were (i) lower exchange rate for the acquisition of inputs, resulting from the hedge policy; (ii) a higher dilution of the fixed costs was possible due to sales volume growth; and (iii) the productivity gains resulting from AmBev’s continuous program of manufacturing industry excellence yielded the drop observed in the production unit costs.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

CSD & Nanc

The COGS for the CSD & Nanc segment in Brazil increased 3.1%, reaching R$877.8 million. The COGS per hectoliter decreased 5.4%, totaling R$39.8. Similarly to beer operations, factory efficiency gains, as well as a greater dilution of production fixed costs and the hedge gains were the main causes of this result.

Malt and By-products

The sale of malt and by-products in Brazil had a reduction in the cost of goods sold of 34.1%, accumulating R$40.8 million.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Hispanic Latin America (HILA)

The COGS of the HILA business unit increased 32.9%, reaching R$1,266.2 million. A more detailed analysis of this cost is shown below.

Quinsa

The consolidation of Quinsa’s COGS into AmBev accumulated R$808.8 million in 2006, representing a 50.7% growth. The main effects explaining this increase are:

–	15.1% increase in the volume sold, reaching 28,782 million hectoliters.

–	Increase of the consolidation of Quinsa’s result (Dec/06: 100.0%; Dec/05: 59.2%), due to AmBev’s higher stake in Quinsa (Dec/06: 91.8%; Dec/05: 59.2%)

HILA-ex

The COGS in AmBev’s operations in Northern Latin America rose 9.8%, reaching R$457.4 million. The main effect leading to this increase is an 3.2% growth in the volume sold, reaching 6,894 million hectoliters.

North America

Labatt’s cost of goods sold recorded R$1,190.2 million in 2006. In local currency, COGS decreased 5.3%. The main factor contributing to such reduction was a 5.9% decrease in production costs per unit.

Gross Profit

AmBev’s gross profit was R$11,665.0 million in 2006, representing a 14.2% increase. The table below illustrates the contribution of each business unit to AmBev’s consolidated gross profit.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Gross Profit	2006			2005			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	7,470.9	64.0%	68.1%	6,413.9	62.8%	64.8%	16.5%
Beer Brazil	6,471.5	55.5%	71.5%	5,543.8	54.3%	68.3%	16.7%
CSD & Nanc Brazil	928.5	8.0%	51.4%	797.0	7.8%	48.3%	16.5%
Malt and By-products	70.9	0.6%	63.5%	73.1	0.7%	54.2%	-3.1%
HILA	1,496.2	12.8%	54.2%	1,127.1	11.0%	54.2%	32.7%
Quinsa	1,195.5	10.2%	59.6%	763.2	7.5%	58.7%	56.6%
Beer	1,006.6	8.6%	68.4%	650.4	6.4%	66.9%	54.8%
Soft drinks	188.9	1.6%	35.4%	112.8	1.1%	34.4%	67.5%
HILA-ex	300.7	2.6%	39.7%	364.0	3.6%	46.6%	-17.4%
Beer	203.4	1.7%	44.4%	233.2	2.3%	49.7%	-12.8%
Soft drinks	97.3	0.8%	32.5%	130.7	1.3%	42.0%	-25.6%
North America	2,697.9	23.1%	69.4%	2,675.2	26.2%	67.3%	0.9%

Consolidated	11,665.0	100.0%	66.2%	10,216.2	100.0%	64.0%	14.2%

Sales, General and Administrative Expenses

AmBev’s sales, general and administrative expenses amounted to R$5,408.7 million in 2006, a 4.5% increase. The analysis of such expenses at each business unit is shown below.

Brazil

Sales, general and administrative expenses in Brazil amounted to R$3,038.3 million in 2006, increasing 3.3%.

Beer

Sales, general and administrative expenses reached R$2,549.7 million, climbing 3.3%. The main elements that resulted in the increase in such operating expenses were:

–	Higher sales volume of AmBev’s direct distribution structure;

–	Increase in AmBev’s billing to some clients, which the Company maintains agreements with, referring to a proportional contribution of funds in trading activities;

–	Lower deferred assets amortization expenses, mainly due to the change in the recording criteria of the incorporation of InBev Brazil in 2006.

CSD & Nanc

Sales, general and administrative expenses for the CSD & Nanc segment accumulated R$485.2 million, an increase of 3.2%. The main elements that generated the increase of such operating expenses were:

–	Higher sales volume through AmBev’s direct distribution structure;

–	Lower deferred assets amortization expenses, mainly due to the change in recording criteria of the incorporation of InBev Brasil in 2006.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Malt and By-products

Malt and by-products sales generated sales, general and administrative expenses of     R$3.4 million in 2006, increasing 10.1%.

Hispanic Latin America (HILA)

Sales, general and administrative expenses for HILA business unit amounted to R$955.6 million, increasing 25.0%. A more detailed analysis of the development of these expenses is shown below.

Quinsa

Sales, general and administrative expenses consolidated into AmBev, through its stake in Quinsa, accumulated R$485.0 million, increasing 49.5%. This increase is mostly explained by the increase of Quinsa’s results consolidation percentage (Dec/06: 100.0%; Dec/05: 59.2%), due to AmBev’s higher stake in Quinsa (Dec/06: 91.8%; Dec/05: 59.2%).

HILA-ex

Sales, general and administrative expenses for AmBev’s operations in Northern Latin America amounted to R$470.6 million, increasing 6.9%.

North America

Labatt’s sales, general and administrative expenses amounted to R$1,414.8 million. In local currency, expenses remained steady, when compared to 2005.

Operating Result before Financial Income and Expenses, Provisions and Contingencies and Other Operating Income and Expenses

The Company presented a solid operating performance in 2006, evidencing not only a significant organic growth of its sales, but also additional efficiency gains, which resulted in margin expansion exceeding Company’s exemplary levels.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

In 2006, AmBev posted a 24.1% increase of EBIT to R$6,256.3 million. The EBIT margin over net revenues reached 35.5%, 390 basis points higher than 2005.

The Company’s EBITDA reached R$7,444.6 million, a 18.1% increase. EBITDA margin over net revenues was 42.3%, 280 basis points higher than 2005.

The following tables show the EBIT and EBITDA figures for each business unit.

EBIT	2006			2005			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	4,432.5	70.8%	40.4%	3,471.7	68.8%	35.1%	27.7%
Beer Brazil	3,921.8	62.7%	43.4%	3,074.8	61.0%	37.9%	27.5%
CSD & Nanc Brazil	443.3	7.1%	24.5%	326.8	6.5%	19.8%	35.6%
Malt and By-products	67.4	1.1%	60.4%	70.0	1.4%	51.9%	-3.7%
HILA	540.6	8.6%	19.6%	362.4	7.2%	17.4%	49.2%
Quinsa	710.5	11.4%	35.4%	438.8	8.7%	33.8%	61.9%
Beer	649.2	10.4%	44.1%	404.5	8.0%	41.6%	60.5%
Soft drinks	61.3	1.0%	11.5%	34.3	0.7%	10.5%	78.6%
HILA-ex	(169.9)	-2.7%	-22.4%	(76.4)	-1.5%	-9.8%	122.5%
Beer	(121.3)	-1.9%	-26.5%	(46.8)	-0.9%	-10.0%	159.3%
Soft drinks	(48.6)	-0.8%	-16.2%	(29.6)	-0.6%	-9.5%	64.2%
North America	1,283.1	20.5%	33.0%	1,208.5	24.0%	30.4%	6.2%

Consolidated	6,256.3	100.0%	35.5%	5,042.6	100.0%	31.6%	24.1%

EBITDA	2006			2005			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	5,153.7	69.2%	47.0%	4,319.0	68.5%	43.6%	19.3%
Beer Brazil	4,478.6	60.2%	49.5%	3,731.4	59.2%	46.0%	20.0%
CSD & Nanc Brazil	607.7	8.2%	33.6%	517.6	8.2%	31.4%	17.4%
Malt and By-products	67.4	0.9%	60.4%	70.0	1.1%	51.9%	-3.7%
HILA	791.2	10.6%	28.6%	553.0	8.8%	26.6%	43.1%
Quinsa	855.1	11.5%	42.7%	549.4	8.7%	42.3%	55.6%
Beer	768.2	10.3%	52.2%	496.7	7.9%	51.1%	54.7%
Soft drinks	86.9	1.2%	16.3%	52.7	0.8%	16.1%	64.9%
HILA-ex	(63.9)	-0.9%	-8.4%	3.7	0.1%	0.5%	n.m.
Beer	(55.1)	-0.7%	-12.0%	(2.8)	0.0%	-0.6%	n.m.
Soft drinks	(8.7)	-0.1%	-2.9%	6.4	0.1%	2.1%	n.m.
North America	1,499.6	20.1%	38.6%	1,433.1	22.7%	36.0%	4.6%

Consolidated	7,444.6	100.0%	42.3%	6,305.1	100.0%	39.5%	18.1%

Tax, Labor Contingencies and Others

Net provisions for contingencies and others recorded a R$111.8 million gain. It is important to point out the reversal of R$316.0 million related to PIS and COFINS tax claims.

[1] Earnings Before Interest and Taxes, equivalent to the operating result before financial income and expenses, provisions and contingencies, and other operating income and expenses.
[2] Earnings Before Interest, Taxes, Depreciation and Amortization, equivalent to the EBIT before depreciation and amortization expenses.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Other Operating Income and Expenses

The net balance of other operating income and expenses in 2006 represented a loss of R$955.1 million, 11.2% lower in relation to the loss recorded in 2005. The breakdown of the main entries is shown as follows:

–	A gain of R$165.4 million referring to capital increase resulting from fiscal incentives granted to AmBev’s subsidiaries in Brazil.

–	A gain of R$79.4 million derived from exchange rate variation in subsidiaries abroad.

–	A gain of R$39.9 million related to negative goodwill on tax incentive credit (ICMS).

–	Gains of R$24.0 million referring to the recovery in Brazil of PIS and COFINS tax credits.

–	An expense of R$971.4 million resulting from the goodwill amortization related to AmBev investment in Labatt.

–	An expense of R$103.3 million derived from the goodwill amortization related to AmBev investments in Quinsa.

–	An expense of R$85.5 million resulting from the goodwill amortization related to Quinsa investments in the Latin America.

–	An expense of R$122.7 million resulting from other goodwill amortizations.

Financial Income

The Company’s financial income in 2006 was negative at R$1,078.3 million, compared to a loss in 2005 of R$1,086.7 million. The table below points out the main entries of Company’s financial results:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Breakdown of Net Financial Result R$ million	2006	2005
Financial income
Financial income on cash and cash equivalents	111.1	91.4
Foreign exchange gains (losses) on assets	(15.5)	(36.7)
Interest income on stock ownership plan	10.0	13.3
Interest and Foreign Exchange gains (losses) on intercompany loans		0.1
Interest on taxes, contributions and judicial deposits	29.8	6.6
Other	33.0	20.5

Total	168.4	95.3

Financial expense
Interest expense on local currency debt	191.5	122.4
Interest and Foreign Exchange gains (losses) on intercompany loans	1.8	5.7
Interest expense on foreign currency debt	485.1	456.0
Foreign exchange gains (losses) on debt	(254.7)	(308.5)
Net losses from derivative instruments	585.1	625.8
Taxes on financial transactions	131.8	141.9
Interest on contingencies and other	59.9	77.6
Other	46.3	61.0

Total	1,246.7	1,182.0

Net Financial Result	(1,078.3)	(1,086.7)

The Company points out that, in accordance with the accounting practices adopted in Brazil, the liabilities related to swap and derivatives operations must be accounted by the interest curve set forth in its respective contracts; the assets referring to these same type of operations must be accounted at the lowest value between the market value and the curve mentioned.

The Company’s total indebtedness decreased R$2,363.0 million compared to 2005 while its cash and cash equivalents increased R$668.8 million.

As a result, there was an increase of R$1,694.3 million in AmBev’s net debt. The Company estimates that the ratio between its net debt and the accumulated EBITDA over the past 12 months is 1.0x.

The table below details AmBev’s consolidated debt profile:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

	4Q06	4Q06	4Q06
Debt Breakdown R$ million	Short Term	Long Term	Total
Local Currency	400,4	3.178,3	3.578,7
Foreign Currency	1.704,2	4.283,7	5.987,9

Consolidated Debt	2.104,6	7.462,0	9.566,6

Cash and Equivalents, and Securities			1.765,0

Net Debt			7.801,6

Other Non-Operating Income and Expenses

The net balance of other non-operating income and expenses resulted in a loss of R$28.8 million in 2006, compared to a loss in 2005 of R$234.3 million.

The main reason for the difference is two entries carried out in 2005, which were not verified in 2006:

–

A loss of R$158.2 million related to the provision recorded for Labatt’s brewery shutting down in Toronto. The accrued items are the following: (i) loss of property, plant and equipment (R$46.7 million); (ii) supplement for the provision of employees benefits (R$69.9 million); and (iii) employees dismissal costs (R$41.6 million).

–	A loss of R$65.6 million related to AmBev’s investment in Quinsa, as a result of buyback of its own shares in the market carried out by Quinsa during 2005.

Income tax and Social Contribution

In 2006, the net result for income and social contribution taxes was an expense of R$1,315.2 million. At the nominal rate of 34%, the provision for income and social contribution taxes would have been of R$1,398.4 million. The effective provision reconciliation with the provision at the nominal rate is shown in the table below:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

Income Tax and Social Contribution	2006
R$ million
Net income before taxes and profit sharing	4,307.3
Provision for Profit Sharing & Bonuses	(194.4)
Net income before income tax, social contribution and minorities	4,112.8

Income tax and social contribution at nominal tax rate (34%)	(1,398.4)
Adjustments to effective rate:
Interest on own capital	500.9
Income from foreign non-taxable subsidiaries	4.2
Equity gains from subsidiaries	62.1
Amortization of non-deductible goodwill	(355.0)
Tax Retention	(68.3)
Exchange variations over investments	(43.8)
Permanent additions/reductions and other	(17.1)
Total income taxes and social contribution	(1,315.2)
Effective income tax and social contribution rate	32.0%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	350.8
Total income taxes and social contribution excluding fiscal benefit effect	(964.4)
Effective income tax and social contribution rate adjusted for fiscal benefit	25.6%

Employees and Management Profit Sharing

In 2006, expenses derived from the provision for employees and management profit sharing was R$194.4 million. This amount integrates the Company’s variable compensation policy, according to which approximately more than 20,000 employees have a significant portion of their compensation subject to meeting aggressive performance targets.

In 2005, Company’s employees and management profit sharing was R$202.8 million.

Minority Interest

Minority interest in AmBev’s subsidiaries accumulated losses of R$8.7 million in 2006.

Net Income

AmBev’s net income was R$2,806.3 million in 2006, an 81.5% increase compared to 2005. The income per lot of 1,000 shares was R$44.04, representing an 86.2% increase.

Reconciliation between EBITDA and Net Income

Both EBITDA and EBIT are measures utilized by the AmBev’s management to demonstrate the Company’s performance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

09.01 – INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED

EBITDA is calculated excluding from Net income the following effects: (i) Provision for Income Tax and Social Contribution; (ii) Provision for Profit Sharing & Bonuses; (iii) Minority Interest; (iv) Non-Operating Income (Expenses); (v) Net Financial Result; (vi) Equity income; (vii) Other Operating Income (Expenses); (viii) Provisions, Net; and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in neither in Brazil nor in the United States of America (US GAAP), not meaning the cash flow for the presented periods and should not be considered as an alternative to Net income as a measure of operational performance nor an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT does not have a standard calculation method and our  definition of EBITDA and EBIT may not be comparable to others companies definition of EBITDA and EBIT.

Reconciliation - Net Income to EBITDA	2006	2005
Net income	2,806.3	1,545.7

Provision for Income Tax/Social Contrib.	1,315.3	845.1
Provision for Profit Sharing & Bonuses	194.4	202.8
Minority interest	(8.7)	(16.8)

Income Before Taxes	4,307.3	2,576.8

Non-operating Income (Expense)	28.8	234.3
Net Financial Result	1,078.3	1,086.7
Equity Income	(1.4)	(2.0)
Other Operating income (Expenses)	955.1	1,075.3
Provisions, Net	(111.8)	71.5

EBIT	6,256.3	5,042.6

Depreciation & Amortization	1,188.4	1,262.6

EBITDA	7,444.6	6,305.1

Dividends

The allocation of profits to shareholders referring to 2006 results, representing the sum of dividends and interest attributed to shareholders’ equity was R$1,473.1 million. The amount allocated represents 52.5% of the net income reported.

In addition to the profit allocation, the Company returned to its shareholders R$1,762.3 million through its share buyback program, with a total payout of R$3,235.4 million.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, MANUFACTURING AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

10.01 – MANAGEMENT REPORT

Relationship with independent auditors

Our policy in relation to our independent auditors when providing services not connected with external audit is based on the principles that preserve the auditor’s independence.

These principles are defined as follows:

(a) The auditor must not audit his/her own work;

(b) The auditor must not perform managerial functions; and

(c) The auditor must not advocate the interests of clients.

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Conselho Fiscal, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c). The Conselho Fiscal adopts a list of services and amount limits for contracting for each external auditor under terms included in a Basic List, which is in turn approved by the Board of Directors. Any services provided from such List are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. On a quarterly basis, the Board of Directors and the Conselho Fiscal will receive from the Chief Financial Officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in the Basic List require a prior favorable opinion of our Conselho Fiscal and the approval of our Board of Directors. Our policy also contains a list of services which cannot be rendered by our external auditors.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

1.	OPERATIONS

	a)	General considerations

Companhia de Bebidas das Américas - AmBev (the “Company” or “AmBev”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or through interest in other companies in Brazil and elsewhere in the Americas.

The Company has a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and other Latin American countries, including Lipton Ice Tea and the isotonic sports drink Gatorade.

The Company has a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Canada, to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company produces and distributes Stella Artois under license of Interbrew International B.V. (“InBev”) in Brazil and Canada and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange (BOVESPA) and the New York Stock Exchange (NYSE), as American Depositary Receipts (ADRs).

	b)	Main events occurred in 2006 and 2005

		i.	Buyout of Quilmes Industrial S.A. (“Quinsa”)

As part of the share purchase agreement of Quinsa entered into in January 2003, the other joint controlling shareholders of Quinsa, Beverage Associates Corp. (“BAC”), had the right to exchange their 373.5 million class A shares of Quinsa for shares of AmBev, in periods specified in each year beginning April 2003, or at any moment in which there was a change in the ownership structure of AmBev. AmBev also had the right to determine the exchange of class A shares of Quinsa for shares of AmBev beginning at the end of 2010.

On April 13, 2006, the Company entered into an agreement whereby BAC sells all of its shares in Quinsa to AmBev.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

On August 8, 2006, the Company closed the transaction with BAC, announced on April 13, 2006, acquiring all the shares of Beverage Associates Holding LTD. (“BAH”), acquired by AmBev for the total amount R$2,738,833 equivalent to US$1.25 billion, resulting in goodwill in the amount of R$2,331,089. With the closing of the operation, AmBev’s interest in Quinsa’s capital increased from 59.77% to 91.18%.

This agreement represents the last stage of the transaction started in May 2002, by which AmBev acquired an initial interest in Quinsa. In this transaction both parties agreed that the purchase price would be paid in cash and that said options will no longer be exercised.

ii.	Alliance with Romero Group

On March 9, 2006, the Company announced an alliance with the business group Romero, entered into by means of a sale agreement of 25% of the capital of its indirect subsidiary Compañia Cervecera AmBev Perú S.A.C. (“AmBev Perú”) to Ransa Comercial S.A., a company of the Romero Group. On July 14, 2006, the Company closed the transaction for the amount of R$8,167.

The agreement of purchase and sale of shares set forth that the conclusion of the transaction would be subject to the corporate restructuring of AmBev Perú and the execution of a shareholders’ agreement. The shareholders’ agreement executed, provided for the granting, by AmBev, of an additional call option in favor of Romero Group for 5% of the capital of AmBev Perú.

On September 22, 2006, the call option of 5% of the capital was exercised in the amount of R$1,656, and the interest of Romero Group in the capital of AmBev Perú increased from 25% to 30%.

iii.	Merger of the parent company InBev Holding Brasil S.A. (“InBev Brasil”)

In an Extraordinary Shareholders’ Meeting held on July 28, 2005, the Company’s shareholders approved the merger of the parent company InBev Brasil, with the purpose of simplifying the ownership structure comprising InBev Brasil, AmBev and their subsidiaries, providing financial benefits for AmBev and, consequently, its shareholders and InBev’s shareholders. The main aspects related to the merger were:

a)

The goodwill originally recorded by InBev Brasil and attributed to the expected future results of AmBev, in the total amount of R$R$8,510,158, becomes, following the Merger, amortized for tax purposes in up to 10 years by AmBev, pursuant to the provisions of current tax legislation and without impact on its dividends flow.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

b)

InBev Brasil, pursuant to CVM Instruction No. 349, recorded a provision, prior to its merger by AmBev, in the amount of R$5,616,704, corresponding to the difference between the goodwill and the tax benefit derived from its amortization. Accordingly, AmBev transferred only the assets corresponding to the tax benefit arising from the fact that the goodwill amortization is deductible for tax purposes. Said provision is being reversed at the same rate at which goodwill is amortized by AmBev, thus not affecting the results of its operations.

c)

The special goodwill reserve recorded by AmBev as a result of the merger will be, at the end of each fiscal year and to the extent that the tax benefit to be determined by AmBev, as a result of goodwill amortization, represents an actual reduction of taxes paid by the Company, capitalized by AmBev, in benefit of InBev NV/AS, shareholders of InBev Brasil, without prejudice to the preemptive right assured to the other shareholders of AmBev in the subscription of the capital increase as a result of said capitalization. However, the shareholders of InBev Brasil undertake to capitalize only 70% of the special goodwill reserve amount to which they are entitled at the end of each fiscal year. The uncapitalized balance of the reserve will be, whenever possible and observing AmBev’s interests, distributed to its shareholders, as dividends or interest on capital.

iv.	Merger of the subsidiary Companhia Brasileira de Bebidas (“CBB”)

The Company’s shareholders approved, at the Extraordinary Shareholders’ Meeting held on May 31, 2005, the merger of the subsidiary CBB. The purpose of said merger was the simplification of the ownership structure comprising AmBev and its subsidiaries, in addition to allowing the amount of R$702,760 of the goodwill originally recorded in AmBev, from the acquisition of CBB’s shares, attributed to expected future profitability, becomes, following the merger, amortized for tax purposes in up to 10 years, pursuant to the provisions of tax legislation.

Effective July 1, 2005, AmBev’s income from operations includes the operating activities previously held by and recorded directly in CBB. As CBB’s financial statements were already consolidated, said transfer, by AmBev, of the assets and liabilities of CBB, recorded at book value, did not have any effect on the consolidated financial statements. However, in the individual financial statements, this transfer resulted in significant changes, impairing comparison between the lines of the statement of income for 2006 and the previous year.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The assets and liabilities trasnsferred by AmBev on May 31, 2005 are presented below:

Transferred balance

Current assets	1,882,360
Noncurrent assets	2,209,060
Investments	312,962
Property, plant and equipment	2,436,588
Deferred charges	450,991

Total assets	7,291,961
Current liabilities	(3,363,095)
Long-term liabilities	(3,857,703)
Deferred income	(152,820)
Treasury shares	81,567

Total liabilities	(7,291,961)

The outstanding balance of the net assets of CBB transferred by AmBev was R$81,657. This amount is composed of the amount of R$4, related to AmBev shares attributed to CBB’s minority shareholders, in addition to the amount of R$81,661, related to preferred shares issued by AmBev that were held by CBB and, as the result of the merger, were recorded in the Company’s shareholder equity in the item “treasury shares”. Such a classification is consistent with the treatment previously given to these shares in the consolidated financial statements.

2.	FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The financial statements were prepared and are presented in accordance with Brazilian accounting practices and rules issued by the Brazilian Securities and Exchange Commission (CVM). These financial statements included the modifications introduced by the following accounting normative rulings: (i) Accounting Rules and Procedures (“NPC”) No. 27 – Presentations and Disclosure, issued by the Brazilian Institute of Accountants – Ibracon, on October 3, 2005, approved by the CVM Resolution No. 488, on the same date; and (ii) NPC No. 22 – Provisions, Liabilities, Contingent Liabilities and Assets, issued by Ibracon, on October 3, 2005, approved by the CVM Resolution No. 489, on the same date.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

a)	Accounting estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, the reserves necessary for contingent liabilities, for the calculation of projections to determine the recovery of property, plant and equipment, deferred and deferred income tax asset balances and for the determination of provision for income tax, which are based on the best estimates of Management. Actual values could differ from those estimates.

The Company’s management periodically reviews these estimates and is of the opinion that there should be no significant differences.

b)	Calculation of net income

Income and expenses are recognized on an accrual basis. Sales revenue and the respective cost of sales are recorded upon delivery of products to customers.

c)	Current and Noncurrent Assets

Cash and cash equivalents, represented by assets with immediate liquidity and initial term of up to 90 days, are recorded at acquisition cost, plus income earned through the balance sheet date and adjusted, when applicable, to fair value.

Short-term investments, substantially represented by marketable securities, government securities and bank certificates of deposit, including those denominated in foreign currency, are presented at cost, plus, when applicable, income earned on a pro rata basis; when necessary, the Company records a provision for reduction to fair value. In addition, investment fund shares are recorded at fair value, and when applicable, the Company records a provision with the purpose of deferring unearned variable income.

The consolidated balance of short-term investments, as of December 31, 2006, includes bank deposits and financial investments, subject to the issuance of foreign debt securities of subsidiaries, in the amount of R$34,640 (R$16,277 only in the Consolidated as of December 31, 2005).

The allowance for doubtful accounts is recorded in an amount considered sufficient by Management to cover probable losses on the realization of receivables and amounts to R$134,088 in the Company and R$185,605 in the Consolidated as of December 31, 2006 (R$125,938 and R$169,746, respectively, as of December 31, 2005).

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by a provision for reduction to realizable values.

Other current and noncurrent assets are presented at cost, including, when applicable, income earned through the end of the year.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Permanent assets

Investments in subsidiaries and jointly-owned subsidiaries are valued using the equity method of accounting and, upon initial valuation, the accounting practices adopted are conformed to those adopted by the Company. The book value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill.

Goodwill in investments, substantiated in the surplus value of property, plant and equipment, is amortized based on the estimated useful life of the subsidiary’s property, plant and equipment, whereas the goodwill (negative goodwill) attributed to expected future results is amortized over five to ten years and recorded under “Other operating expenses”. Negative goodwill in investments, attributed to various economic reasons, will only be amortized upon possible disposal or write-off of the investments.

Property, plant and equipment is stated at cost and includes interest from the financing during the construction of certain such assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses from breakage of bottles and crates during production are included in the cost of sales. Other losses in the realization of property, plant and equipment are appropriately valued by the Company’s management and, when applicable, it recognizes a provision to cover such risks. Depreciation is calculated under the straight-line method, considering the assets’ useful lives, at the annual rates mentioned in Note 6.

Deferred charges are mainly composed of expenses incurred during the pre-operating stage, goodwill on the acquisition of subsidiaries merged by the Company and expenses from implementation and expansion (Note 7). Amortization of deferred charges is calculated under the straight-line method, in up to 10 years, beginning on the start-up date of operating activities, when related to expenses in the pre-operating stage, and beginning in the month following that of acquisition, when related to goodwill.

e)	Translation of the financial statements of foreign subsidiaries

Malt operations located in Argentina and Uruguay use the US dollar as their functional currency, since their revenues and cash flows are substantially pegged to this currency. The financial statements of foreign subsidiaries are prepared based on the local currency as their functional currency, that is, the main currency of the economic system in which the company operates.

The assets, liabilities and shareholders’ equity of the foreign subsidiaries are translated into Brazilian reais at the exchange rates effective on the date of the financial statements. In their turn, income accounts are translated and maintained in Brazilian reais at the average exchange rates for the period.

The difference between the net income determined at the exchange rates on the date of the financial statements and that determined at the average exchange rates for the period is recorded in “Other operating income”.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

f)	Current and noncurrent liabilities

Stated at known or estimated amounts, plus, when applicable, the corresponding charges and monetary variations accrued through the closing date of the financial statements.

g)	Currency and interest derivatives – Financial Items

The Company has derivatives with the purpose of hedging its consolidated risk exposure to currency and interest rate risks. Accordingly, pursuant to CVM rules, transactions “not designated for accounting purposes” are measured at the lower of cost based on the contractual conditions between the Company and counterparties (“yield curve”), and their fair value, and accounted for as “Unrealized gain on derivatives” or “Unrealized losses on derivatives”. For transactions designated as hedge, the accounting is based on the amortized cost.

The nominal values of currency and interest rate forward and swap transactions are not recorded in the balance sheet.

h)	Currency and commodity derivatives – Operating Items

The Company has derivatives with the purpose of hedging its consolidated exposure to the costs of costs of raw material to be acquired and operating expenses whose prices are indexed to the price fluctuation of currencies and commodities.

The net results of these derivatives, designated for accounting purposes as hedges, are measured at fair value, deferred and recorded in the Company’s balance sheet under “Other assets and liabilities”, and recognized in income when the hedge is recognized in income. Raw materials are recognized in income when a product is sold, in the account “Cost of sales”. In the case of expenses, the result will be recognized when expenses are recognized in income in the operating expenses account.

i)	Reserve for contingencies and liabilities related to tax claims

The reserve for contingencies is recorded at monetarily adjusted amounts for labor, tax, civil and commercial claims at the administrative and judicial levels, based on the estimated losses established by the independent legal counsel of the Company and of its subsidiaries, for lawsuits in which such losses are considered probable.

Expected tax savings obtained based on court decisions resulting from claims filed by the Company and its subsidiaries against tax authorities, if recognized in income, are subject to accrual until the right is assured through a final and unappealable decision in favor of the Company and its subsidiaries.

j)	Investment grants

The Company and its subsidiaries have certain state tax incentive programs for the deferral of taxes in which taxes are partially or totally reduced. In certain states the grace periods and reductions are unconditional.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

However, when the conditions exist, they are related to events under the Company’s control. The benefits related to the reduction of these tax payments are treated as a reserve for investment grants and recorded in the shareholders’ equity of the subsidiaries, on the accrual basis, or when the subsidiaries comply with the main requirements of state programs, in order to receive the benefit granted. In the Company’s consolidated financial statements, this benefit is recorded as “Other operating income” and totaled R$165,355 as of December 31, 2006 (R$151,830 as of December 31, 2005).

k)	Income and social contribution taxes

Income and social contribution taxes are calculated at rates set forth by applicable tax law. Charges related to income and social contribution taxes are recorded on the accrual basis, plus deferred income taxes calculated on temporary differences between the book and tax bases of assets and liabilities.

A deferred income tax asset is also recorded, corresponding to future tax benefits of tax loss carryforwards for subsidiaries in which these benefits are expected to be realized within 10 years, based on projections of future income.

l)	Actuarial assets and liabilities related to employee benefits

The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits in accordance with CVM Instruction No. 371, of December 13, 2000.

Actuarial gains and losses are recorded in amount exceeding the higher of (a) 10% of the present value of the present value of the actuarial liability, and (b) 10% of the fair value of the plan assets, amortized over the average future working life of the plan’s participants.

m)	Consolidated financial statements - subsidiaries

All assets, liabilities and results of the subsidiaries were consolidated, and the interest of minority shareholders in shareholders’ equity and results of subsidiaries is shown separately.

In consolidation, investments in subsidiaries and their shareholders’ equity, as well as intercompany balances and transactions, were eliminated. In addition, unrealized results arising from purchases of products from subsidiaries and affiliated companies, included in the balance of inventories at the end of each period, as well as other transactions among all the Company’s subsidiaries, were eliminated.

The consolidated financial statements include the financial statements, prepared on the same dates, of the subsidiaries either directly or indirectly controlled by the Company.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

n)	Proportionally consolidated financial statements

Since August 2006, the Company fully consolidates Quinsa’s financial statements, which were until then proportionally consolidated (Note 1 (b)(i)).

The net assets of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (ITB”), proportionally consolidated in the Company’s financial statements, are as follows:

	On December 31, 2006

	Agrega	ITB	Total

Current assets	1,906	403	2,309
Noncurrent assets	—	4,886	4,886
Permanent assets	425	898	1,323
Current liabilities	(2,279)	3	(2,276)
Noncurrent liabilities	—	(12,039)	(12,039)

Total net assets (liabilities)	52	(5,849)	(5,797)

Interest - %	50.0	50.0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	On December 31, 2005

	Quinsa	Agrega	ITB	Total

Current assets	523,826	1,409	372	525,607
Noncurrent assets	115,079	—	5,133	120,212
Permanent assets	1,180,053	434	898	1,181,385
Current liabilities	(531,597)	(1,786)	3	(533,380)
Noncurrent liabilities	(477,843)	—	(11,093)	(488,936)
Minority interest	(103,771)	—	—	(103,771)

Total net assets (liabilities	705,747	57	(4,687)	701,117

Interest - %	59,2	50.0	50.0

The results of Quinsa, Agrega and ITB, proportionally consolidated in the Company’s financial statements, are as follows:

	On December 31, 2006

	Quinsa (i)	Agrega	ITB	Total

Net income
Net revenue	492,627	1,346	—	493,973
Cost of sales	(211,929)	—	—	(211,929)

Gross profit	280,698	1,346	—	282,044
Operating expenses	(174,052)	(3,499)	(1,758)	(179,309)

Income (loss) from operations	106,646	(2,153)	(1,758)	102,735
Nonoperating income (loss)	1,299	(1)	—	1,298
Income tax provision	(40,493)	(95)	598	(39,990)
Minority interest	(15,341)	—	—	(15,341)

Net income (loss)	52,111	(2,249)	(1,160)	48,702

	On December 31, 2005

	Quinsa (i)	Agrega	ITB	Total

Net revenues	1,299,850	1,178	—	1,301,028
Cost of sales	(536,693)	—	—	(536,693)

Gross profit	763,157	1,178	—	764,335
Operating expenses	(457,705)	(3,102)	(956)	(461,763)

Income (loss) from operations	305,452	(1,924)	(956)	302,572
Nonoperating loss	(8,967)	(3)	—	(8,970)
Income tax provision	(113,749)	—	325	(113,424)
Minority interest	(59,151)	—	—	(59,151)

Net income (loss)	123,585	(1,927)	(631)	121,027

(i) Proportional result consolidated until August 2006 (Note 1 (b) (i)).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

o)	Intercompany transactions

Intercompany transactions are carried out under usual market conditions and include, among others, the purchase and sale of raw materials such as malt, concentrates, labels, corks and various finished products.

Loan agreements among the Company’s subsidiaries in Brazil have undetermined duration and are subject to market financial charges, except for certain agreements with subsidiaries, in which the Company holds 100% of capital, which are not subject to financial charges.

Agreements involving the Company’s foreign subsidiaries are generally monetarily adjusted based on the US dollar variation, plus annual interest of up to 10%.

p)	Reclassifications

Certain reclassifications have been made to the financial statements for the years ended December 31, 2005, and 2004, presented for comparative purposes, to conform them to CVM Resolutions No. 488 and 489. In addition, other reclassifications have been made with the purpose of improving the presentation of certain amounts and transactions, as well as maintaining comparability between the periods. The Company made the following reclassifications: (i) presentation of the group “Noncurrent” in assets and liabilities; (ii) presentation of the account “Intangibles”, classified in the group “Noncurrent”; (iii) in Note 14 (d) between financial income and expenses; (iv) from Deferred charges, the balance of goodwill on the merger of InBev Brasil and its respective provision for realization, to “Deferred Income and Social Contribution Taxes” in current and noncurrent. In income, from amortizations and depreciations to the result of the current income and social contribution taxes the portion related to the realization of goodwill and the provision for the merger of InBev Brasil; (v) Reclassification of escrow deposits, previously classified in assets, to liabilities, as a contra-entry to the account “reserve for contingencies”, where applicable.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

3.	INTERCOMPANY TRANSACTIONS

The main intercompany transactions are as follows:

	2006

	Balances			Transactions

Companies	Accounts receivable	Accounts payable	Intercompany loans	Net sales	Net financial result

AmBev	791,482	(1,678,222)	(1,378,731)	398,266	(76,583)
Fratelli	4,017	(5,963)	149,912	21,627	(17,062)
Jalua Spain S.L.	—	—	(87,329)	—	46,083
Monthiers S.A.	1,437,103	—	1,495,281	—	(36,699)
Arosuco	8,648	(349)	470,545	549,104	265
Dunvegan S.A.	131,233	(1,070)	(422,023)	—	88,600
Cympay	76,840	(86)	1,514	98,125	241
Maltería Uruguai	33,332	(34,165)	—	135,306	—
Malteria Pampa S.A.	11,982	(101)	370	118,708	(10)
CRBS S.A	122,656	—	(22,362)	—	—
CACN	269	(14,565)	80,998	74,570	(1,688)
Eagle	—	(868,127)	(1,761)	—	23
Aspen	—	—	(143,421)	—	700
Labatt Canada (i)	1,105	(10,052)	—	—	—
Other domestic	7,996	(6,626)	(114,885)	1,484	(1,773)
Other foreign	4,302	(7,623)	(24,153)	14,812	(1,016)

TOTAL	2,630,965	(2,626,949)	3,955	1,412,002	1,081

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	2005

	Balances			Transactions

Companies	Accounts receivable	Accounts payable	Intercompany loans	Net sales	Net financial result

AmBev	804,329	(1,748,043)	(1,559,243)	366,720	(324,217)
CBB (iii)	—	—	—	113,810	108,438
Fratelli (ii)	—	(11,231)	133,347	6,740	(6,066)
IBA – Sudeste (ii)	—	—	—	44,459	399,088
Jalua Spain S.L.	—	—	(40,810)	—	(51,280)
Monthiers S.A.	1,526,203	—	1,421,922	—	(68,618)
Arosuco	4,513	—	384,561	511,573	26
Dunvegan S.A.	216,650	—	(417,541)	—	36,308
Cympay	468	—	16,806	98,160	428
Malteria Pampa S.A.	8,279	—	—	145,454	(1)
Maltería Uruguai S.A.	1,156	—	—	97,978	(1)
Aspen	—	—	(153,120)	—	5,675
CACN	—	(34,048)	25,679	77,444	2
Eagle	—	(868,126)	—	—	—
CRBS S.A.	122,666	—	—	—	—
Labatt Canada (i)	—	—	480	—	18
Other domestic	63,381	(9,176)	233,308	1,277	2,913
Other foreign	2,830	(68,089)	(60,878)	39	(2,928)

TOTAL	2,750,475	(2,738,713)	(15,489)	1,463,654	99,785

(i)

Labatt Canada maintains a service agreement with InBev, under which services rendered or expenses incurred on behalf of the other party are reimbursed. As of December 31, 2006, Labatt Canada had an accounts receivable balance in the amount of R$38,128 (R$6,618 as of December 31, 2005) and an accounts payable balance in the amount of R$7,480 (R$3,527 as of December 31, 2005).

(ii)	On November 30, 2005, Fratelli merged IBA-Sudeste.

(iii)	As described in Note 1(b)(iv), CBB was merged by AmBev on May 31, 2005.

Names used:

•	Indústria de Bebidas Antarctica do Sudeste S.A. (“IBA Sudeste”)
•	Compañia Brahma Venezuela S.A. (“CACN”)
•	Eagle Distribuidora de Bebidas S/A (“Eagle”)
•	Arosuco Aromas e Sucos Ltda. (“Arosuco”)
•	Cervecería y Maltería Paysandú - Cympay (“Cympay”)
•	Aspen Equities Corporation (“Aspen”)
•	Fratelli Vita Bebidas S.A. (“Fratelli”)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

4.	OTHER ASSETS

	Company		Consolidated

	2006	2005	2006	2005

Current assets
Deferred income from commodities, swap and forward transactions (Note 14(b)(ii))	37,331	75,617	66,897	75,617
Reimbursement of advertising expenses	65,199	42,478	88,433	45,648
Prepaid expenses	270,316	233,526	316,821	296,020
Advances to suppliers and other	328	299	22,874	23,063
Intercompany receivables	—	13,700	185,451	265,404
Other accounts receivable	57,982	13,105	165,118	73,932

	431,156	378,725	845,594	779,684

Noncurrent assets
Long-term financial investments	—	—	1,730	69,382
Other recoverable taxes	140,006	108,197	158,895	130,789
Prepaid expenses	132,866	111,984	134,325	126,511
Surplus – Instituto AmBev (Note 11(a))	17,000	20,018	17,000	20,018
Other intercompany accounts	—	—	97,355	4,737
Other accounts receivable	19,009	5,457	76,708	24,634

	308,881	245,656	486,013	376,071

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

5.	INVESTMENT IN DIRECT SUBSIDIARIES

	a)	Changes in investments in direct subsidiaries, including goodwill and negative goodwill

	Investment	Goodwill	Total

Balance as of December 31, 2004	19,825,181	234,142	20,059,323
Dividends received and receivable - Arosuco	(531,902)	—	(531,902)
Equity in subsidiaries (v)	828,609	—	828,609
Exchange variation in foreign subsidiary	(2,928)	—	(2,928)
Goodwill amortization	—	(52,703)	(52,703)
Direct interest held by the subsidiary CBB (Note 1 (b)(iv))	477,013	(166,806)	310,207
Provision for losses on investments	(8,908)	—	(8,908)
Capital refund of subsidiary (iv)	(836,770)	—	(836,770)
Disposal of treasury shares	33,745	—	33,745
Loss of interest in subsidiary	(3,304)	—	(3,304)
Interim dividends IBA Sudeste (iii)	(161,336)	—	(161,336)

Balance as of December 31, 2005	19,619,400	14,633	19,634,033

Dividends received and receivable - Arosuco	(350,051)	—	(350,051)
Equity in subsidiaries (v)	303,350	—	303,350
Exchange variation in foreign subsidiary	(17,946)	—	(17,946)
Goodwill amortization		(107,519)	(107,519)
Reversal of provision for losses on investments	12,398	—	12,398
Loss of interest in subsidiary	(705)	—	(705)
Capital contribution	2,245	—	2,245
Capital reduction (ii)	(300,000)	—	(300,000)
Dividends received (i)	(710,889)	—	(710,889)
Acquisition of investment (Note 1 (b)(i))	407,744	2,331,089	2,738,833

Balance as of December 31, 2006	18,965,546	2,238,203	21,203,749

(i)	On June 2, 2006, the Company received dividends from its subsidiary Labatt ApS relating to retained earnings of its subsidiary Labatt Canada of 2005 and 2004.

(ii)	On June 1, 2006, ANEP’s management approved a capital decrease in the amount of R$300,000, deeming it excessive as of that date.

(iii)

On September 2, 2005, IBA Sudeste’s management approved the distribution of dividends as a consequence of the results for the first half of 2005, to be attribute to mandatory minimum dividends for 2005, in the amount of R$210,380, with the Company being responsible for the amount of R$161,336 and its subsidiary ANEP being responsible for the amount of R$46,826. The portion of dividends plus capital reduction that was AmBev’s benefit was offset against the balance of net loan agreements receivable that AmBev had with IBA Sudeste.

(iv)

This balance refers to the capital refund by IBA Sudeste, approved by its shareholders on June 3, 2005, in the total amount of R$1,100,000, with capital decreasing from R$1,301,992 to R$201,992, without any change in the number of shares issued by the subsidiary, and the capital reduction resolved therein was subject to the conditions set forth in article 174 of Law No. 6404/76. Thus, the refund amount was recognized in the assets of IBA Sudeste on August 31, 2005, date of payment and end of the limitation period for creditors’ opposition.

(v)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada in the amount of R$969,801 (R$923,465, as of December 31, 2005).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill

	Company		Consolidated

	2006	2005	2006	2005

Expected future profitability:
Labatt Canada	—	—	16,383,303	16,383,303
QIB	—	—	93,372	93,372
BAH	2,331,089	—	2,331,089	—
Quinsa	—	—	1,029,853	1,029,853
Cympay	—	—	26,557	26,557
Embodom	—	—	224,111	224,111
Malteria Pampa	9,313	9,313	28,101	28,101
Patí do Alferes Participações S.A.	3,372	3,372	—	—
Indústrias Del Atlântico	—	—	5,116	5,116
Distribuidora Brakl	101,882	101,882	—	—
Distribuidora Ribeirão Preto	73,452	73,452	—	—
Distribuidora Jaguariúna	6,652	6,652	—	—
Cervejaria Miranda Corrêa S.A.	5,514	5,514	5,514	5,514
Subsidiaries of Labatt Canada (ii)	—	—	3,033,184	3,323,893
Subsidiaries of Quinsa (consolidated) (iii)	—	—	1,025,862	622,232

Total goodwill	2,531,274	200,185	24,186,062	21,742,051
Accumulated amortization (i)	(293,071)	(185,552)	(6,174,876)	(4,997,222)

Total goodwill, net of amortization	2,238,203	14,633	18,011,186	16,744,829

Negative goodwill
Cerversursa	—	—	(12,324)	(14,378)
Incesa (consolidated)	—	—	(12,676)	(8,217)

Total negative goodwill	—	—	(25,000)	(22,595)

Net balance	2,238,203	14,633	17,986,186	16,722,234

(i)	The balance of the accumulated amortization referring to the goodwill of Labatt ApS in Labatt Canada totals R$2,004,705 (R$1,034,904 as of December 31, 2005).

(ii)	The balance of the accumulated amortization referring to the goodwill existing in Labatt Canada totals R$3,003,442 as of December 31, 2006 (R$3,289,683 as of December 31, 2005).

(iii)	Increase mainly results from the change from proportional consolidation to full consolidation (Note 1 (b) (i)).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries

	As of December 31, 2006

Description	CRBS	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares held (in thousands):
Common shares	765,961	0,3	12,155	602,468	1,000,017
Preferred shares	—	—	—	—	—

Total shares	765,961	0,3	12,155	602,468	1,000,017

Percentage of direct ownership in capital
In relation to common shares	99.65	99.70	50.00	50.69	99.99

In relation to total shares	99.65	99.70	50.00	50.69	99.99

Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	179,154	457,436	105	1,085,286	13,279,070
Investment	178,529	424,527	52	550,151	13,278,896

Net income (loss)	1,886	294,869	(4,499)	(80,091)	(142,074)

Equity in subsidiaries (i)	1,879	431,031	(2,249)	(40,589)	(142,003)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2006

	Dahlen	BSA	Pepsi	ANEP	Fratelli

Number of shares held (in thousands):
Common shares	480	31,595	77,084	669,019	215
Preferred shares	—	—	—	—	130

Total shares	480	31,595	77,084	669,019	345

Percentage of direct ownership in capital
In relation to common shares	100.0	100.0	99.50	100.0	71.86
In relation to total shares	100.0	100.0	99.50	100.0	77.84
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	40,241	10,338	240,244	115,350	491,392

Investment	40,241	10,338	239,041	115,350	382,516

Adjusted net income (loss)	8,632	4	(2,458)	19,760	63,980

Equity in subsidiaries (i)	8,632	4	(2,446)	19,760	69,797

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2006

	BAH	Fazenda do Poço	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares held (in thousands):
Common shares	373,520	578	1,439,147	278	13,641	37	91
Preferred shares	—	389	—	—	—	35	—

Total shares	373,520	967	1,439,147	278	13,641	72	91

Percentage of direct ownership in capital
In relation to common shares	100.0	86.4	60.0	99.96	87.10	100.0	99.96
In relation to total shares	100.0	91.4	60.0	99.96	87.10	100.0	99.96
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	448,551	615	196,473	2,216,276	305,597	43,550	653,755

Investment	448,551	563	117,884	2,215,699	266,172	43,550	653,486	18,965,546

Adjusted net income (loss)	48,039	(3,203)	43,605	(159,795)	55,612	32,057	(33,235)

Equity in subsidiaries (i)	48,039	(2,928)	26,163	(159,013)	48,438	32,057	(33,223)	303,350

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2005

	CRBS	Arosuco	Agrega	Hohneck	Labatt ApS

Number of shares held (in thousands):
Common shares	765,961	0,3	6,510	602,468	1,000,017
Preferred shares	—	—	—	—	—

Total shares	765,961	0,3	6,510	602,468	1,000,017

Percentage of direct ownership in capital
In relation to preferred shares		—	—	—	—
In relation to common shares	99.65	99.7	50.0	50.7	100.0
In relation to total shares	99.65	99.7	50.0	50.7	100.0
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	177,268	373,233	114	1,165,377	14,132,035

Investment	176,650	343,546	57	590,740	14,131,788

Adjusted net income (loss)	(7,947)	273,178	(3,850)	(80,174)	(291,965)

Equity in subsidiaries (i)	(9,186)	380,391	(1,927)	(30,042)	(291,965)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2005

	Dahlen	BSA	Pepsi	Anep	Fratelli

Number of shares held (in thousands):
Common shares	480	31,595	77,084	669,019	299
Preferred shares	—	—	—	—	143

Total shares	480	31,595	77,084	669,019	442

Percentage of direct ownership in capital
In relation to common shares	100.0	100.0	99.5	100.0	71.9
In relation to total shares	100.0	100.0	99.5	100.0	77.8
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	31,609	10,335	242,703	395,591	401,722

Investment	31,609	10,335	241,487	395,591	312,647

Adjusted net income (loss)	4,740	5	14,525	71,635	28,202

Equity in subsidiaries (i)	3,147	2	1,250	22,313	18,720

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	As of December 31, 2005

	Maltaria Pampa	Eagle	Lambic Holding	Miranda Correa	Skol	Total

Number of shares held (in thousands):
Common shares	1,439,147	278	13,641	37	91
Preferred shares	—	—	—	—	—

Total shares	1,439,147	278	13,641	37	91

Percentage of direct ownership in capital
In relation to common shares	60.0	99.96	87.33	100.0	99.96
In relation to total shares	60.0	99.96	87.33	100.0	99.96
Information on financial statements of direct subsidiaries:
Adjusted shareholders’ equity	196,860	2,376,071	249,985	11,494	686,990

Investment	102,190	2,375,153	218,312	11,494	686,709	19,628,308

Adjusted net income (loss)	23,273	(284,372)	(4,813)	6,869	(24,306)

Equity in subsidiaries (i)	7,134	(55,788)	(5,140)	6,810	(16,609)	29,110

(i)	The equity in subsidiaries recognized by AmBev during the quarter ended December 31, 2006 is impacted by tax incentive gains, in the total amount of R$160,014 (R$112,890 as of December 31, 2005).

The balance of investments as of December 31, 2006 comprises the provision for unrealized profits in subsidiaries in the amount of R$43,901 (R$44,501 as of December 31, 2005).

The equity in subsidiaries recognized by AmBev during the year ended December 31, 2005 comprises the results of R$743,357 and R$56,142 of the merged subsidiaries CBB and IBA-Sudeste, respectively.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Main indirect holdings in subsidiaries:

	Total percentage of indirect holding - %

Company	2006	2005

Abroad
Quinsa	91.18	59.22
Jalua Spain S.L.	100.0	100.0
Monthiers	100.0	100.0
Aspen	100.0	100.0

6.	PROPERTY, PLANT AND EQUIPMENT

	a)	Composition of property, plant and equipment

	Company

			2006	2005

	Cost	Accumulated depreciation	Net book value	Net book value	Annual depreciation rate (i)-%

Land	91,969	—	91,969	91,969
Buildings and constructions	1,286,141	(696,353)	589,788	607,458	4.0
Machinery and equipment	3,832,431	(3,255,184)	577,247	583,974	10.0
Chattels for external use	1,213,641	(594,245)	619,396	547,186	10.0
Other assets and intangibles	1,128,860	(767,411)	361,449	481,513	19.9	(ii)
Construction in progress	371,714	—	371,714	162,073

	7,924,756	(5,313,193)	2,611,563	2,474,173

	Consolidated

			2006	2005

	Cost	Accumulated depreciation	Net book value	Net book value	Annual depreciation rate (i)-%

Land	324,779	—	324,779	309,921
Buildings and constructions	2,815,514	(1,391,062)	1,424,452	1,342,731	4.0
Machinery and equipment	9,081,457	(7,028,466)	2,052,991	1,909,207	10.0
Chattels for external use	2,110,696	(1,097,915)	1,012,781	913,682	10.0
Other assets and intangibles	1,448,381	(1,018,181)	430,200	486,889	19.9	(ii)
Construction in progress	478,661	—	478,661	442,151

	16,259,488	(10,535,624)	5,723,864	5,404,581

(i)	The rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate as of December 31, 2006 and 2005.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2006, the Company and its subsidiaries held properties for sale at the net book value of R$82,915 in the  Company and R$85,967 in the Consolidated (R$101,326 and 104,535, respectively, as of December 31, 2005), which are classified under noncurrent assets, net of a provision for potential losses on realization, in the amount of R$48,214 in the  Company and R$50,441 in the Consolidated (R$65,121 and R$66,288, respectively, as of December 31, 2005).

	b)	Pledged assets

In view of bank loans taken by the Company and its subsidiaries, as of December 31, 2006 there are  pledged assets and property, in the net book value of R$454,339 (R$538,856 as of December 31, 2005). Such restriction has no impact on the use of such assets and on the Company’s operations.

7.	DEFERRED CHARGES

	Company		Consolidated

	2006	2005	2006	2005

Expenses
Pre-operating	180,737	168,875	250,131	243,134
Implementation and expansion	48,288	48,288	53,502	53,540
Goodwill - Future profitability (i)	811,857	811,857	811,857	811,857
Other	167,356	167,355	206,742	202,000

Total	1,208,238	1,196,135	1,322,232	1,310,531
Accumulated amortization	(854,858)	(733,017)	(893,144)	(761,878)

Net deferred charges	353,380	463,358	429,088	548,653

(i)	The goodwill reclassified to deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations sustaining its generation.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

8.	INDEBTEDNESS

				Company

				Current		Noncurrent

Type and purpose	Final maturity	Annual Interest Rate	Currency	2006	2005	2006	2005

In Brazilian reais
ICMS (state VAT) incentives	Aug/2016	4.55%	R$	102,450	86,184	160,462	228,054
Investments in permanent assets	Aug/2011	TJLP+3.86%	R$	167,108	104,172	331,722	362,275
Working capital		17.99%	R$	—	1,420	—	—

				269,558	191,776	492,184	590,329
In foreign currency
Working capital	Jun/2006	2.90 to 4.90%	USD	—	541,068	—	—
Working capital	Mar/2007	3.64%	YEN	901,034	—	—	—
Bond 2011	Dec/2011	10.50%	USD	5,502	6,024	1,069,000	1,170,350
Bond 2013	Sep/2013	8.75%	USD	32,402	35,139	1,069,000	1,170,350
Investments in permanent assets	Jan/2011	8.75%	UMBNDES	31,277	16,023	45,361	63,490

				970,215	598,254	2,183,361	2,404,190

Total loans and financing				1,239,773	790,030	2,675,545	2,994,519
Debentures 2009	Jul/2009	101.75% CDI	R$	25,975	—	817,050	—
Debentures 2012	Jul/2012	102.50% CDI	R$	39,974	—	1,248,030	—

Total Debentures				65,949	—	2,065,080	—
Total Indebtedness				1,305,722	790,030	4,740,625	2,994,519

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

				Consolidated

				Current		Noncurrent

Type and purpose	Final maturity	Annual Interest Rate	Currency	2006	2005	2006	2005

In Brazilian reais
ICMS (state VAT) incentives	Aug/2016	4.55%	R$	103,583	89,542	161,900	237,286
Investments in permanent assets	Aug/2011	TJLP+3.86%	R$	167,108	104,172	331,722	362,275
Working capital / secured account	Jun/2011	15.88%	R$	63,808	1,420	619,532	—

				334,499	195,134	1,113,154	599,561

In foreign currency
Working capital	Oct/2011	5.46%	USD	118,205	673,701	94,072	102,991
Working capital	Mar/2007	3.64%	YEN	901,035	—	—	—
Working capital	Oct/2011	BA+0.45%	CAD	15,966	4,800	605,821	1,408,238
Working capital	Jan/2007	7.50%	ARS	37,820	27,872	—	—
Working capital	May/2007	6.50%	UYU	10,885	—	—	—
Working capital	Sep/2008	8.94%	VEB	57,947	30,788	87,458	117,387
Working capital	Jan/2008	10.62%	DOP	80,599	50,984	9,973	32,389
Working capital	Aug/2011	7.40%	GTQ	19,492	27,467	44,847	37,781
Working capital	Oct/2010	6.75%	PEN	49,281	28,800	183,853	158,610
Working capital	May/2007	7.50%	BOB	22,652	—	—	—
Bond 2011	Dec/2011	10.50%	USD	5,502	6,024	1,069,000	1,170,350
Bond 2013	Sep/2013	8.75%	USD	32,402	35,139	1,069,000	1,170,350
Import financing	Oct/2011	6.03%	USD	41,864	4,588	8,058	58,088
Investments in permanent assets	Mar/2012	9.04%	USD	149,560	70,492	379,375	341,287
Investments in permanent assets	Dec/2012	10.75%	DOP	—	—	62,003	—
Investments in permanent assets	Aug/2008	10.64%	ARS	106,291	—	19,391	—
Investments in permanent assets	Jan/2011	8.75%	UMBNDES	31,277	16,023	45,361	63,490
Notes – Series A	Jul/2008	6.56%	USD	—	—	345,074	379,168
Notes – Series B	Jul/2008	6.07%	CAD	—	—	91,791	100,589
Senior Notes – BRI	Dec/2011	7.50%	CAD	—	—	163,021	178,645
Other	Jun/2008	5.57%	USD	18,883	37,580	312	75,228
Other	Aug/2008	9.48%	ARS	4,535	—	5,300	—

				1,704,196	1,014,258	4,283,710	5,394,591

Total loans and financing				2,038,695	1,209,392	5,396,864	5,994,152
Debentures 2009	Jul/2009	101.75% CDI	R$	25,975	—	817,050	—
Debentures 2012	Jul/2012	102.50% CDI	R$	39,974	—	1,248,030	—

				65,949	—	2,065,080	—

Total Indebtedness				2,104,644	1,209,392	7,461,944	5,994,152

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

USD - United States Dollar
CAD- Canadian Dollar
YEN - Japanese Yen
ARS - Argentine Peso
BOB - Bolivian Peso
VEB - Venezuelan Bolivar
DOP - Dominican Peso
GTQ - Guatemalan Quetzal
PEN - Peruvian Nuevo Sol
UYU – Uruguayan Peso
TJLP - Long-Term Interest Rate - Corresponding to 7.50% p.a. as of 09/30/2006
ICMS - Value-Added Tax on Sales and Services
BA – Bankers Acceptance
CDI - Interbank Certificates of Deposit - corresponding to 14.18% p.a. as of 09/30/2006
UMBNDES - Rate on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financing for expansion, construction of new plants and purchase of equipment are guaranteed by the plants’ real estate mortgage and liens on the financed equipment (Note 6(b))

AmBev’s subsidiaries, except for North American operations, hold debt or raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of December 31, 2006, long-term financing fall due as follows:

2008	851,153
2009	992,320
2010	216,453
2011	2,564,011
2012 and thereafter	2,838,007

7,461,944

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS (state VAT) incentives

	Company		Consolidated

	2006	2005	2006	2005

Current liabilities
Financing	102,450	86,184	103,583	89,542
Sales tax deferrals	16,527	19,452	16,527	19,452
Noncurrent liabilities
Financings	160,462	228,054	161,900	237,286
Sales tax deferrals	405,700	352,563	405,700	352,563

Financing refers to programs offered by certain Brazilian states, through which a percentage of the ICMS due is financed by the financial agent associated with the Government, on average for a six-year period from the original ICMS maturity date.

The amounts related to “sales tax deferrals” result from deferral of ICMS payment due for period of up to twelve years, as part of industrial incentive programs. The deferred percentages may be fixed during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of the general price index. The sales tax deferral is recorded as current liabilities under the caption “Other taxes payable”.

d)	Notes issued on the international market

In September 2003, the Company issued  US$500 million in foreign securities (Bond 2013). These Notes incur interest of 8.75% p.a., amortized semiannually beginning March 2004, with final maturity in September 2013. On August 10, 2004, the Company registered Bond 2013 with the SEC (Securities and Exchange Commission) under the U.S. Securities Act of 1933 and subsequent amendments thereto. In addition, Bond 2013 was registered with the Luxembourg Stock Exchange for settlement through the Depository Trust Company (“DTC”), Euroclear and Clearstream.

In December 2001, the Company issued US$500 million in foreign securities (Bond 2011), incurring interest of 10.5% p.a., amortized semiannually beginning June 2002, and final maturity in December 2011. On October 4, 2002 the Company filed Bond 2011 with the SEC .

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

e)	Labatt Canada

(i) Working capital

On October 12, 2005 a syndicated loan of CAD 1.2 billion was made, of which forward credit of CAD 700 million and revolving credit of CAD 500 million with maturity on October 12, 2010, and interest at the bankers’ acceptance rate, plus applicable margin, whose ceiling is 0.75% per annum. As of December 31, 2006, the average bankers’ acceptance rate on the debt stood at 4.346% p.a. and the applicable margin was 0.45% p.a. (3.106% and 0.35%, respectively, as of December 31, 2005). On October 5, 2006, the transaction date was extended to October 13, 2011.

(ii) Senior notes

On July 23, 1998, Labatt Canada entered into a loan agreement in the amount of US$162 million in Series A Bank Notes (“Notes – Series A”) and CAD 50 million in Series B Bank Notes (“Notes – Series B”), contracted from a group of institutional investors. The Notes are subject to following interest rates: (a) 6.56% p.a. on the portion in US dollars, and (b) 6.07% p.a. on the portion in Canadian dollars. The Notes mature on July 23, 2008.

On June 15, 2001, Brewers Retail Inc. (“BRI”), a company proportionally consolidated by Labatt Canada, entered into a loan agreement for CAD 200 million, by means of Senior Notes (“Senior Notes – BRI”), with a group of institutional investors. The Notes are subject to fixed interest rates of 7.5% p.a. and the maturity date is June 15, 2011.

f)	Contractual clauses

As of December 31, 2006, the Company and its subsidiaries are in compliance with debt and liquidity ratio covenants in connection with the loans obtained.

g)	Debentures

On July 1, 2006, the Company issued two series of simple, non-convertible debentures: the first series (“Debenture 2009”) in the equivalent amount of R$817,050, incurring interest of 101.75% of the CDI p.a., amortized quarterly beginning October 1, 2006, and with final maturity in July 2009, and the second series (“Debenture 2012”) in the equivalent amount of R$1,248,030, incurring interest of 102.50% of the CDI p.a., amortized quarterly beginning October 1, 2006, and with final maturity in July 2012.

The proceeds from the issuance of debentures were used to pay for the acquisition of BAC’s shares issued by Quinsa, according to Note 1 (b)(i).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

9.	OTHER LIABILITIES

	Company		Consolidated

	2006	2005	2006	2005

Current liabilities
Deposits for containers (i)	—	—	67,646	79,053
Provision for restructuring (ii)	—	—	41,025	106,487
Provision for clearance of area	12,255	48,544	12,255	48,544
Reserve for income tax contingency (Note 10 (f))	—	—	122,427	124,555
Marketing accounts payable	194,212	151,657	204,084	151,657
Deferred income from commodities swap and forward transactions, net	9,737	277	9,737	41,239
Provision for payment of royalties	—	—	33,476	33,864
Accounts payable for share repurchase	3,271	74,230	3,271	74,230
Other accounts payable	138,351	101,824	258,611	238,983

	357,826	376,532	752,532	898,612

Noncurrent liabilities
Provision for medical assistance benefits and other (Note 11(b))	87,398	84,397	326,587	584,571
Deferred income and social contribution taxes (Note 15 (c))	22,770	26,693	131,396	94,640
Deferred income of debt swap transactions, net	—	—	88,391	95,838
Provision for restructuring (ii)			22,409	—
Other accounts payable	437	529	60,189	50,720

	110,605	111,619	628,972	825,769

(i)	Such deposits are made by points of sale in Canada at the time the beer is sold, as a guarantee for the bottles, and reimbursed when the bottles are returned.

(ii)

Labatt Canada announced, in 2004 and in 2005, the shutting down of two plants  as well as the restructuring of the work force with the purpose of reducing the fixed personnel cost by 20%. As a consequence of this process, the Company still maintains in its consolidated balance sheet the amount of R$63,434 equivalent to CAD$34,553 (R$106,487 equivalent to CAD$52,932 in December 2005).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

10.	CONTINGENCIES - CONSOLIDATED

	Balance as of 12/31/2005	Accruals	Reversals	Payments	Acquisition of interest in Quinsa	Exchange variation/ Monetary adjustment	Balance as of 12/31/2006

PIS and COFINS	394,470	1,091	(315,984)	(4,585)	—	23,688	98,680
ICMS and IPI	221,437	62,166	(52,219)	(54,438)	—	11,206	188,152
IRPJ and CSLL	73,066	5,747	(6,598)	(5,213)	—	465	67,467
Labor claims	278,369	114,233	(76,485)	(72,938)	4,701	(2,378)	245,502
Distributors and dealers	43,742	28,300	(16,225)	(11,532)	3,361	(1,938)	45,708
Other	117,141	178,439	(30,179)	(119,517)	11,415	(6,230)	151,069

Total Contingencies	1,128,225	389,976	(497,690)	(268,223)	19,477	24,813	796,578
Escrow deposits	(91,052)	(63,683)	32,625	2,111	—	(13,234)	(133,233)

	1,037,173	326,293	(465,065)	(266,112)	19,477	11,579	663,345

Abbreviations used:

•	IRPJ – Corporate Income Tax
•	CSLL – Social Contribution on Net Income
•	PIS – Social Integration Program
•	COFINS – Contribution for Social Security Financing
•	IPI – federal VAT
•	ICMS - state VAT

As of December 31, 2006, the Company and its subsidiaries had other ongoing lawsuits for which, in the opinion of the legal counsel, the risk of loss is possible but not probable, totaling approximately R$5,877,000 (R$4,557,000 as of December 31, 2006), for which the Company’s management, supported by the opinion of its legal counsel, understands there is no need for an accrual.

Throughout 2004 and 2005, the Company and its subsidiaries received tax deficiency notices, related to tax authorities’ understanding about the Brazilian laws dealing with taxation in Brazil of profits obtained by subsidiaries or affiliated companies organized outside the country.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on its outside legal counsel’s opinion, the Company’s management understands that these tax deficiency notices were made based on incorrect analysis of the laws mentioned above, because, among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax deficiency notice; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) incorrect calculation of the amounts supposedly due.

The Company, based on the opinion of its outside legal counsel, did not make reserves in relation to these tax deficiency notices, which totaled R$4,131,636. Considering these factors, as well as the fact that the issue has not examined by the highest level of the Judiciary Branch, the Company, based on the opinion of its legal counsel, considered the probability of loss as possible, in the amount of R$2,804,434, and as remote, in the amount of R$1,327,202.

As of December 31, 2006, the Company and its subsidiaries do not have active nature contingencies whose probability of success is probable to be disclosed.

The main liabilities related to tax claims and reserves for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries brought specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on billings, exempting it from the payment of this tax on other revenues under the terms provided for by Law No. 9718/98. Some lawsuits were judged definitively by the Federal Supreme Court and reserves related to these lawsuits already terminated, in the amount of R$315,984, were reversed in 2006.

Following the enactment of Law No. 10,637, of December 31, 2002, which established new rules for calculating PIS, effective from December 1, 2002, the Company and its subsidiaries began to pay this tax on other revenues, as prescribed by prevailing laws.

Following the enactment of Law No. 10,833, of December 29, 2003, which established the new rules to calculate COFINS, effective February 1, 2004 the Company and its subsidiaries began to pay this tax, as prescribed by prevailing laws.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Income and social contribution taxes

These reserves relate substantially to the recognition of the deductibility of interest on capital in the calculation of social contribution tax for 1996.

c)	Labor claims

These reserves relate to claims from former employees for supplemental compensation. As of December 31, 2006, escrow deposits for labor claims (classified as possible, probable and remote loss) made by the Company and its subsidiaries, monetarily adjusted based on official indexes, amounted to R$195,867, of which R$113,772 refers to claims whose risk of loss is probable (total debts of R$151,172 as of December 31, 2005).

d)	Claims by distributors and dealers

This provision relates mainly to contractual terminations with certain distributors.

e)	Other reserves

These reserves substantially relate to issues involving the National Social Security Institute (INSS), products and suppliers.

f)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in class action suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as a defendant. Labatt will continue to vigorously defend these lawsuits and, at this time, it is not possible to estimate the loss probability or estimate its amount.

Labatt was assessed by the Canadian Government disputing the interest rate used in certain contracts with related parties existing in the past. The total amount of the assessment may reach CAD 200,000, equivalent to R$367,164 as of December 31, 2006 (R$402,354 as of December 31, 2005).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

In the event Labatt is required to pay these amounts, AmBev will be fully reimbursed by Labatt’s former parent company, InBev. The balance of the provision recorded in Labatt is CAD,66,688, equivalent to R$122,427 as of December 31, 2006 (CAD 61,913, equivalent to R$124,555 as of December 31, 2005), classified as “reserve for income tax contingencies”, in Other Liabilities. AmBev has recorded accounts receivable from InBev in the amount of R$183,171, equivalent to CAD 88,882 as of December 31, 2006 (R$173,012 equivalent to CAD 86,000 as of December 31, 2005) in the account “Other accounts receivable”.

11.	SOCIAL PROGRAMS

	a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and the sponsor, and managed by IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the year ended December 31, 2006, the Company and its subsidiaries made contributions of R$5,691 (R$4,800 as of December 31, 2005) to IAPP.

Based on the independent actuary report, the position of IAPP’s plans as of December 31 is as follows:

	2006	2005

Fair value of assets	857,691	725,514
Present value of the actuarial liability	(555,295)	(485,236)

Asset surplus - IAPP	302,396	240,278

The asset surplus of IAPP is recorded by the Company in its consolidated financial statements under “Other assets”, in the amount of R$17,000 (R$20,018 as of December 31, 2005), the amount estimated as the maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible remaining asset surplus, in the event of a winding-up of IAPP and for which there is no use by means of payment of pension plan benefits.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

b)	Medical assistance benefits and other provided directly by the Company

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to certain retired employees, and such benefits are not granted for new retirements. As of December 31, 2006, the balances of R$87,398 and R$326,587 of the  Company and the Consolidated (R$84,397 and R$584,571, respectively, as of December 31, 2005) are recognized in the Company’s financial statements as “Other liabilities”, in noncurrent liabilities in the following amounts:

	Pension Plan Labatt	Post-Retirement Benefits

		Labatt	AmBev	Total

Present value of the actuarial liability	2,040,468	248,414	146,091	2,434,973
Fair value of assets	(1,641,475)	—	—	(1,641,475)

Plan Deficit	398,993	248,414	146,091	793,498
Unamortized actuarial adjustments	(365,104)	(89,379)	(58,693)	(513,176)

Subtotal	33,889	159,035	87,398	280,322
Distributors’ plan (i)	—	—	—	46,265

Total	33,889	159,035	87,398	326,587

(i) The liability related to the distributors’ plan represents Labatt Canada’s pro rata interest on the liabilities of these plans, which will be financed by Labatt Canada through the allocation of service costs of these affiliated companies.

Changes in the provision for medical assistance benefits and other, as per the independent actuary report:

	AmBev	Labatt	Total

Balance as of December 31, 2005	84,397	500,174	584,571
Incurred financial charges/expenses	13,705	67,409	81,114
Exchange variation	—	(43,745)	(43,745)
Actuarial adjustment	—	(12,476)	(12,476)
Benefits paid	(10,704)	(272,173)	(282,877)

Balance as of December 31, 2006	87,398	239,189	326,587

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência (Zerrenner Foundation)

The Zerrenner Foundation’s primary purposes are to provide the sponsors’ employees and management with medical/hospital and dental assistance, assistance in professional specialization and college courses, and maintenance of facilities that provide assistance to the elderly, among others, through direct actions or financial aid agreements with other entities.

Changes in the Zerrenner Foundation’s actuarial liabilities, as per the independent actuary report, were as follows:

Balance as of December 31, 2005	193,608
Incurred financial charges	43,950
Benefits paid	(21,761)

Balance as of December 31, 2006	215,797

The actuarial liabilities related to the benefits provided by the Zerrenner Foundation as of December 31, 2006 were fully offset by its assets as of the same date, and the excess assets were not recorded by the Company in its financial statements, due to the possibility of their use for purposes other than those exclusively related to the payment of benefits.

d)	Actuarial assumptions

The medium- and long-term assumptions, adopted by the independent actuary in calculating the actuary liabilities, were as follows:

	Percentage per year (in nominal terms)

	AmBev		Labatt

	2006	2005	2006	2005

Discount rate	10.8	10.8	5.0	5.0
Expected rate of return on assets	13.9	14.9	7.4	8.0
Increase of the remuneration factor	7.1	7.2	3.0	3.0
Increase of in health care costs	6.5	7.2	2.5	—

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

12.	SHAREHOLDERS’ EQUITY

	a)	Subscribed and paid-up capital

As of December 31, 2006, the Company’s capital, in the amount of R$5,716,087 (R$5,691,369 as of December 31, 2005), was represented by 64,458,212 thousand shares (65,876,074 thousand shares as of December 31, 2005), of which 34,501,039 thousand are common shares and 29,957,173 thousand are preferred shares (34,499,423 thousand and 31,376,651 thousand, respectively, as of December 31, 2005), all of which are registered shares without par value.

On October 11, 2006, the Company increased its capital in the amount of R$1,909, by means of capitalization of the tax incentive reserve – Reinvestment of Income Tax, related to calendar years 1991 and 1992, pursuant to Article 19 of Law No. 8167/91, thus increasing the Company’s capital from R$5,714,178 to R$5,716,087.

On August 8, 2006, the Company increased its capital in the amount of R$3,433, through the issue of 3,655 thousand common shares and 717 thousand preferred shares, subscribed in cash by minority shareholders.

On June 27, 2006, the Company increased its capital in the amount of 11,515 thousand common shares and 5,275 thousand preferred shares, in the amount of R$13,530, paid up by means of partial capitalization of the tax benefit earned by the Company through the partial amortization of the special goodwill reserve in 2005.

On April 20, 2006, the Company increased its capital in the amount of R$5,846, corresponding to the capitalization of 30% of the tax benefit earned by the Company, with the partial amortization of the special goodwill reserve in 2005, without the issue of new shares.

	b)	Allocation of net income for the year and recording of statutory reserves

The Company’s Bylaws provide for the following allocation of net income for the year, after the deductions provided for by law:

i.	35% as payment of mandatory dividends to all its shareholders. Pursuant to Law, preferred shares are entitled to a dividend 10% higher compared to common shares.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

ii.

An amount not higher than 68.875% of net income, to be recorded in the investments reserve, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including subscription of capital increases or the establishment of new projects. This reserve cannot exceed 80% of capital. Should it reach this limit, a Shareholders’ Meeting must decide on the balance, either distributing it to shareholders or increasing the Company’s capital.

iii.

Employee profit sharing of up to 10% of net income for the year, based on predetermined criteria. Sharing is attributed to management up to the maximum legal limits. Profit sharing is conditioned to the achievement of collective and individual targets, which are  previously established by the Board of Directors at beginning of year.

c)	Proposed dividends

Calculation of the percentage of dividends approved by the Board of Directors on net income for the years ended December 31:

	2006	2005

Net income	2,806,256	1,545,728
Legal reserve (5%) (i)	—	—

Calculation basis of dividends	2,806,256	1,545,728

Interim dividends	—	480,861
Interim dividends as interest on capital	1,473,135	219,821
Supplementary dividends		75,379
Supplementary dividends as interest on capital	—	524,226

Subtotal	1,473,135	1,300,287
Withholding income tax on interest on capital	(220,970)	(111,607)

Total proposed dividends – current year	1,252,165	1,188,680

Supplementary dividends 2006 – 2005 Basis	—	390,876
Total proposed dividends	1,252,165	1,579,554

Percentage of dividends on calculation basis - %	44.62	102.18

Dividends net of income tax per thousand outstanding shares (excluding treasury shares) at yearend – R$
Common (ii)	17,77	23,07

Preferred (ii)	19,54	25,38

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(i)

The legal reserve was no longer recorded, pursuant to corporate legislation, which establishes that such reserve may stop being recognized when, together with the capital reserves, they exceed 30% of the Company’s capital.

(ii)

Dividends per thousand shares outstanding (excluding treasury shares) at yearend, before withholding income tax (IRRF): common – R$20,90 and preferred – R$22,99 (common – R$24,70 and preferred – R$27,17 as of December 31, 2005).

d)	Interest on capital

Companies legally have the option to distribute to shareholders interest on capital based on the TJLP, and such interest, which is tax deductible, can be considered part of the mandatory dividends when distributed. Although such interest is recorded in income for tax purposes, it is reclassified to shareholders’ equity and presented as dividends, to reflect the essence of the transaction.

Interest on capital and dividends not requested within 3 years, from the beginning date of payment, expire and are reversed in favor of the Company (Law No. 6404/76, Article 287, item II a).

e)	Special goodwill reserve

As mentioned in Note 1 b (iii), as a result of the merger of the parent company InBev Brasil on July 28, 2005, the Company recorded a special goodwill reserve, in the amount of R$2,883,273, corresponding to the future benefit of amortization of the merged goodwill. The realization of this reserve will occur as described in Note 1 (b)(iii)(b).

f)	Treasury shares

Changes in the Company’s treasury shares during the year were as follows:

	Number of shares – thousands

Description	Preferred	Common	Total	R$

As of December 31, 2005	519,380	10,480	529,860	393,444
Share purchase	1,791,076	68,878	1,859,954	1,762,339
Cancellations	(1,425,471)	(13,554)	(1,439,025)	(1,046,212)
Stock ownership plan transfer	(180,860)	(31,110)	(211,970)	(168,803)

As of December 31, 2006	704,125	34,694	738,819	940,768

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

During the year ended December 31, 2006, the Company acquired in the market 1,611,089 thousand shares, at the weighted average price of R$925.76, with a minimum price of R$805.61 and a maximum price of R$997.75.

Additionally, the Company transferred 211,970 thousand treasury shares to employees who exercised their right to acquire shares under the Stock Ownership Plan, for an amount of R$101,581. The cost of acquisition of these shares totaled R$168,803, resulting in a loss of R$67,222, which was recorded against the capital reserve.

In August 2006, the Company launched a new program to acquire common and preferred shares issued by it, up to the amount of R$1,000,000, pursuant to CVM Instruction No. 10/80 and subsequent amendments thereto. During the next 360 days the Company may repurchase up to 9.74% of the outstanding common shares and 3.79% of the outstanding preferred shares in each class. This program was terminated on November 14, 2006.

In February 2006, the Company launched a new program to acquire common and preferred shares issued by it, in the amount of R$500,000, pursuant to CVM Instruction No. 10/80 and subsequent amendments thereto. During the period of 180 days after the data of launching, the Company may repurchase up to 5.47% of the outstanding preferred shares in each class. This program was terminated on August 8, 2006.

13.	STOCK OWNERSHIP OPTION PLAN

AmBev maintains a plan for the purchase of shares by qualified employees, with the purpose of aligning the interests of shareholders and employees. The Plan was revised at the Extraordinary Shareholders’ Meeting on April 20, 2006. The Plan is managed by the Board of Directors. The Board of Directors periodically creates stock ownership programs, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

The options have a vesting period of 5 years and obligatorily expire 10 years after the grant date. Should the existing employment relationship come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s established assumptions.

The beneficiaries of share purchase rights granted beginning 2003 are no longer entitled to advances for the purchase of shares. As of December 31, 2006, the outstanding balance of advances to employees for the purchase of shares referring to the plans granted prior to such date, in the consolidated, amounts to R$72,740. The loans are guaranteed by the shares purchased.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

The changes in outstanding stock call options for the years ended December 31, 2006 are as follows:

	Share purchase option – thousands of shares

	Preferred	Common	Preferred	Common

	2006		2005

Balance of stock call options exercisable at beginning of year	365,101	73,020	651,036	—
Changes during the year
Exercised	(155,553)	(31,110)	(257,993)	(6,389)
Cancelled	(41,576)	(8,085)	(27,942)	(1,227)
Granted	69,506	—	—	—
Bonus shares	—	—	—	80,636

Balance of stock call options exercisable at yearend	237,478	33,825	365,101	73,020

14.	TREASURY

	a)	General considerations

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and enter into cross-currency, interest rate and commodities swaps and currency forward contracts to hedge against the effects of exchange variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for hedge purpose, which does not prevent redemptions from occurring at any time, although the Company actually intends to hold them to maturity of operation to be hedged.

	b)	Derivatives

The Company, with the purpose of mitigating the risks of exposure to certain market fluctuation in exchange rates, interest and commodities, contracts derivative operations. As of December 31, 2006, the amounts contracted of derivative financial instruments are as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

	Asset (Liability)

Description	2006	2005

Currency hedge
Brazilian reais/US$	3,086,527	3,610,460
Argentine Peso/US$	—	205,982
Brazilian reais/Yen	622,048	—
Peruvian Sol/US$	78,271	210,663
CAD/US$	249,095	240,528
CAD/R$	825,363	—
Interest rate hedge
CDI / Fixed Rate	(137,513)	(186,291)
Fixed Rate / Canadian BA	508,449	367,170
Commodities hedge
Aluminum	314,264	119,599
Sugar	126,566	31,450
Wheat	(76,854)	16,129
Corn	2,199	—

	5,598,415	4,615,690

i.	Fair value of financial instruments currency and interest rate hedge

As of December 31, 2006, unrealized gains on variable earnings from derivative operations were limited to the lower between the instruments’ yield curve or respective fair value, in accordance with Brazilian Corporate Law.

Had the Company recorded its derivatives at fair value, it would have recorded, for the period ended December 31, 2006, an additional gain of R$141,733 (R$44,440 for the year ended December 31, 2005), presented as follows:

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Financial instruments	Book value	Fair value	Unrealized variable gains

Public bonds	241,611	261,619	20,008
Swaps/forwards	(218,426)	(213,031)	5,395
Forward R$ x CAD Labatt Canada	48,750	160,205	111,454
Cross Currency Swap Labatt Canada (*)	(88,391)	(83,515)	4,876

	(16,456)	125,278	141,733

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to floating interest in Canadian dollars.

ii.	Commodities and currency hedge

The net results of such operations recorded at cost (corresponding to their fair value), with the specific purpose of minimizing the Company’s exposure to fluctuation of prices of raw material to be acquired denominated in foreign currency, are deferred and recognized in income when the corresponding product is sold.

In the year ended December 31, 2006, the effect relating to the commodities and currency hedge transactions recorded in income as “Cost of sales” were:

Description	Net decrease/(increase) in cost of sales

Currency hedge	(84,627)
Aluminum hedge	(4,644)
Sugar hedge	(16,351)
Wheat and corn hedge	780

(104,842)

As of December 31, 2006 unrealized losses in the amount of R$57,160 were deferred: R$66,897 in other assets and R$9,737 in other liabilities. This loss will be recognized as a charge to the Company’s income: the amount of R$57,160 as cost sales, when the corresponding finished product is sold, and the remaining balance as an operating expense, as this is an expense hedge.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by the foreign debt securities and import financing transactions, are recorded at cost, monetarily adjusted at initial interest rates contracted, plus monetary and exchange variations, according to the closing indexes for each period.

Had the Company been able to use a method in which its financial liabilities could be recognized at fair value, it would have recorded an additional loss, before income and social contribution taxes, of R$580,938 as of December 31, 2006 (R$523,395 as of December 31, 2005), as presented in the table below:

Financial liabilities	Book value	Fair value	(Loss) Difference

Series A Notes (i)	345,074	350,438	(5,364)
Series B Notes (ii)	91,791	93,788	(1,997)
Senior Notes – BRI (iii)	163,021	183,749	(20,728)
International financing (other currencies) (iv)	2,311,081	2,311,081	—
Financing in Brazilian reais	948,823	1,147,323	(198,500)
BNDES/FINEP/EGF (iv)	498,830	498,830	—
Resolution 63 / buyer financing 63	901,035	855,874	45,161
Bond 2011 and Bond 2013	2,175,904	2,575,414	(399,510)
Debentures – 2009 and 2011	2,131,029	2,131,029	—

	9,566,588	10,147,526	(580,938)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.

(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.

(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.

(iv)	Loans for which book value and fair value are similar.

The criterion used to determine the fair value of the debt instruments was based on quotations of investment brokers, quotations of banks that provide services to AmBev and Labatt Canada, and the secondary market value of securities as of the balance sheet date of December 31, 2006, approximately 120.75% of face value for Bond 2011 and 117.13% for Bond 2013 (124.50% and 117.50%, respectively, as of December 31, 2005) and the Series A Notes and Series B Notes of Labatt Canada, the prices were calculated based on the discounted cash flow to present value, using market rates available for Labatt Canada for similar instruments.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Year ended December 31

	Company		Consolidated

	2006	2005	2006	2005

Financial income
Exchange variation on financial investments	—	—	(15,471)	(36,722)
Interest on cash and cash equivalents	56,137	33,823	111,101	91,441
Financial charges on taxes, contributions and escrow deposits	24,852	3,533	29,838	6,626
Interest on stock ownership plan	9,830	12,781	9,953	13,318
Interest and exchange variation on loans	76,583	32,210	—	149
Other	22,101	16,477	32,998	20,497

	189,503	98,824	168,419	95,309

Financial expenses
Exchange variation on financing	263,911	16,536	254,696	308,546
Net losses on derivatives	(585,809)	(231,438)	(585,077)	(625,842)
Interest on debts in foreign currency	(267,809)	(119,877)	(485,110)	(456,016)
Interest on debts in Brazilian reais	(190,506)	(56,695)	(191,523)	(122,368)
Interest and exchange variation on loans	—	(464,865)	(1,757)	(5,746)
Taxes on financial transactions	(99,193)	(81,338)	(131,774)	(141,926)
Financial charges on contingencies and other	(50,142)	(37,242)	(59,864)	(77,628)
Other	(23,924)	(17,751)	(46,333)	(61,047)

	(953,472)	(992,670)	(1,246,742)	(1,182,027)

Financial income, net	(763,969)	(893,846)	(1,078,323)	(1,086,718)

(e)	Concentration of credit risk

A substantial portion of the Company’s sales is to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large number of customers and control procedures to monitor this risk. Historically, the Company has not had significant losses on trade accounts receivable.

To minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration loan limits and evaluations of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized since the negotiations are carried out only with a select group of highly qualified counterparties. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing it to realize derivative financial assets and liabilities in the event of default.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

15.	INCOME AND SOCIAL CONTRIBUTION TAXES

	a)	Reconciliation of consolidated income and social contribution tax expenses with nominal amounts

	Period ended on December 31,

	2006	2005

Consolidated net income before income and social contribution taxes	4,307,255	2,751,850
Statutory profit sharing and contributions	(194,425)	(202,777)

Consolidated net income before income and social contribution taxes and minority interest	4,112,830	2,549,073

Expense on income and social contribution taxes at nominal rates (34%)	(1,398,362)	(866,685)
Adjustments to obtain effective rate, resulting from permanent differences:
Interest on capital	500,869	252,977
Foreign subsidiaries’ income not subject to taxation (iii)	4,202	(174,084)
Equity gains in subsidiaries	62,112	51,598
Goodwill amortization, nondeductible portion (i)	(354,974)	(326,926)
Future profitability goodwill – CBB merger (ii)	—	103,373
Withholding taxes (iv)	(68,269)	—
Exchange variation on investments	(43,753)	(44,323)
Other permanent additions and deductions	(17,105)	(16,120)

Income and social contribution tax expenses on income	(1,315,218)	(1,020,190)

(i)

The nondeductible goodwill amortization includes the goodwill amortization effects of Labatt ApS in Labatt Canada, totaling R$969,801 in the year ended December 31, 2006 (R$923,465 as of December 31, 2005), generating a tax effect as it is not deductible, totaling R$329,748 (R$313,978 as of December 31, 2005).

(ii)	This amount refers to the tax credit resulting from AmBev’s future goodwill deductibility in CBB as a result of the merger of CBB into AmBev (Note 1(b) (iv)).

(iii)

Included the tax effect protection on the exchange variation of loans and fixed rate notes contracted abroad. The amount protected is US$496,580 as of December 31, 2006 and the tax gain of this protection in the period is R$123,890.

(iv)	On dividends received by Labatt ApS.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(v)

Interest on capital is originally recorded in the tax and accounting books as financial revenue, when declared by subsidiaries and affiliated companies, and as financial expense, in the occasion of the allocation of the amounts to be paid to shareholders. However, for the purposes of elaboration of these financial statements, the essence of the transaction is considered and therefore, the interest on capital is considered as dividends received and paid and do not transit in result. As a consequence, in these financial statements, the previously mentioned entries are reclassified, i.e., the interest attributed to equity received or receivable is credited to the investments account and the interest attributed to equity paid or payable is registered as debt from accumulated profits (losses).

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income.

	Company		Consolidated

	2006	2005	2006	2005

Current	63,609	—	(688,798)	(757,082)
Deferred	(460,428)	(6,508)	(626,482)	(263,108)

Total	(396,819)	(6,508)	(1,315,280)	(1,020,190)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

c)	Breakdown of deferred taxes

	Company		Consolidated

	2006	2005	2006	2005

Current assets
Tax losses carryforwards	69,099	56,457	98,334	46,800
Temporary differences:
Goodwill future profitability – Mergers	350,771	350,771	350,771	350,771
Provision for interests on capital	22,100	—	22,100	—
Provision for restructuring	—	—	26,802	46,358
Provision for employees profit sharing	54,029	43,467	57,390	47,769
Provision for marketing and sales expenses	54,524	51,563	54,599	51,563

	550,523	502,258	609,996	543,261

Noncurrent assets
Tax loss carryforwards	232,038	301,137	770,969	850,133
Temporary differences:
Nondeductible provisions	248,949	342,362	307,008	422,726
Provision for losses on tax incentives (CSLL)	3,085	3,085	7,619	7,535
Goodwill future profitability – Mergers	2,115,714	2,466,485	2,115,714	2,466,485
Provision for health care benefits	29,715	28,695	82,228	165,915
Provision for losses on assets held for sale	16,393	22,141	17,150	22,538
Provision for losses on hedge	130,900	116,861	130,900	116,861
Allowance for doubtful accounts	10,241	9,764	11,241	10,437
Other	63,971	73,368	123,903	120,833

	2,851,006	3,363,898	3,566,732	4,183,463

	Company		Consolidated

	2006	2005	2006	2005

Noncurrent liabilities
Temporary differences
Accelerated depreciation	—	—	47,758	59,885
Other	22,770	26,693	83,638	34,755

	22,770	26,693	131,396	94,640

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

Based on projections of generation of future taxable income of the Company and its domestic and foreign subsidiaries, the estimated recovery of the consolidated deferred income and social contribution taxes on tax loss carryforwards is as follows:

In nominal amounts (millions of Brazilian reais)

2008	183
2009	291
2010	297

711

The asset recorded is limited to the amounts for which offset is supported by taxable income projections, discounted to present value, realized by the Company within the next 10 years, also considering that tax loss carryforwards are limited to 30% of annual taxable income, determined according to Brazilian tax laws.

The balance of deferred income tax assets as of December 31, 2006 includes the total effect of tax loss carryfowards of Brazilian subsidiaries, which have no expiration dates and are available for offset against future taxable income. Part of the tax benefit corresponding to the tax loss carryforwards of foreign subsidiaries was not recorded as assets, as Management cannot determine whether its realization is probable.

It is estimated that the balance of deferred taxes on temporary differences as of December 31, 2006 will be realized by fiscal year 2011. However, it is not possible to accurately estimate when such temporary differences will be realized, because most of them depend on legal decisions, over which the Company has no control, nor any means of anticipating exactly when a final decision will be reached.

The projections of future taxable income include various estimates on the performance of the Brazilian and global economy, the determination of foreign exchange rates, sales volume, sales prices, tax rates, and other factors that may differ from the data and actual amounts.

As income and social contribution taxes derive not only from taxable income but also from the Company’s tax and corporate structure, the existence of nontaxable income, nondeductible expenses, tax exemptions and incentives, and other variables, there is no relevant correlation between Company’s net income and the determination of income and social contribution taxes. Therefore, we recommend that the tax loss carryforward not be taken as an indicator of the Company’s future profits.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

16.	COMMITMENTS WITH SUPPLIERS

The Company has agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has commitments assumed with suppliers for 2007, 2008 and 2009, already contracted as of December 31, 2006, in the approximate amounts of R$1,051,800, R$457,900 and R$229,300, respectively (R$533,434 for 2007 and R$3,275 for 2008, as of December 31, 2005).

17.	OPERATING INCOME (EXPENSES), NET

	Company		Consolidated

	2006	2005	2006	2005

Operating income
Subsidy for subsidiary investments	—	—	165,355	151,830
Exchange variation in foreign subsidiary	—	—	79,361	74,056
Gain on early payment of tax incentive (ICMS)	39,888	28,339	39,888	28,339
Reversal of provision for investment loss	—	—	21,964	—
Tax recovery	23,985	52,185	23,985	52,609
Other operating income	10,542	4,690	12,660	3,592

	74,415	85,214	343,213	310,426

Operating expenses
Exchange variation of foreign subsidiary	(17,946)	(2,928)	—	—
Goodwill amortization	(107,519)	(52,703)	(1,282,960)	(1,342,973)
Taxes on other income	(4,411)	(3,111)	(4,419)	(3,468)
Other operating expenses	(6,474)	(10,263)	(10,976)	(39,251)

	(136,350)	(69,005)	(1,298,355)	(1,385,692)

Operating income (expenses), net	(61,935)	16,209	(955,142)	(1,075,266)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

18.	NONOPERATING INCOME (EXPENSES), NET

	Company		Consolidated

	2006	2005	2006	2005

Nonoperating income
Gain on disposal of investments	—	—	10,211	—
Gain on equity interest in investees	—	—	6,051	—
Gain on disposal of property, plant and equipment	—	—	4,747	5,986
Other nonoperating income	12,865	4,152	5,710	15,562

	12,865	4,152	26,719	21,548

Nonoperating expenses
Allowance for losses on permanent assets	—	(19,057)	(17,977)	(58,649)
Loss on equity interest in investees	(705)	(3,304)	—	(64,858)
Loss on disposal of property, plant and equipment	(4,632)	(6,550)	—	—
Loss on disposal of properties held for sale	(342)	—	(342)	—
Provision for restructuring (i)	—	—	(18,831)	(114,908)
Other nonoperating expenses	(363)	(1,238)	(18,325)	(17,403)

	(6,042)	(30,149)	(55,475)	(255,818)

Total nonoperating income (expenses), net	6,823	(25,997)	(28,756)	(234,270)

(i) Provisions arising from the restructuring process described in Note 9 (ii).

19.	INSURANCE

The Company’s management is of the opinion that as of December 31, 2006, the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories, are insured against fire and other risks, based on their replacement values. Insurance coverage is higher than the book values.

20.	SUBSEQUENT EVENTS

(a) Agreement for acquisition of Lakeport Brewing Income Fund

On February 1, 2007, the Company announced that its subsidiary Labatt Canada entered into an agreement (“Support Agreement”) with Lakeport Brewing Income Fund (“Lakeport”), under which Labatt Canada will offer a price of CAD 28.00 per unit of Lakeport, totaling CAD 201.4 million.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

(b) Quinsa public offering

On January 25, 2007, the Company announced that the Commission de Surveillance du Secteur Financier (“CSSF”) of Luxemburg approved the public offering instrument related to the voluntary public offering for acquisition of up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares [“ADSs”]) issued by its subsidiary Quilmes, which represent outstanding Classes A and B shares (including Class B shares held as ADSs) that are not property of AmBev or its subsidiary.

(c) Labatt ApS Dividends

On January 11, 2007, the executive board of Labatt ApS approved the distribution of dividends in the amount of R$468,316.

(d) Share repurchase program

On February 05, 2007, the Company’s Board of Directors approved a Share repurchase program, for the repurchase of shares issued by the Company, to be held in treasury and/or cancelled, and possible subsequent disposal, in the next 360 days, with maturity on January 31, 2008, up to the total amount of R$1,000,000.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	02.808.708/0001-07

11.01 – NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005.

	2006	2005

Operating activities
Net income	2,806,256	1,545,728
Items not affecting cash and cash equivalents
Depreciation and amortization	1,188,353	1,087,482
Tax, labor and other contingencies	(111,832)	71,532
Financial charges on tax contingencies	36,708	52,703
Gain on early payment of tax incentives	(39,888)	(28,339)
Allowance for losses on inventories and permanent assets	11,808	58,649
Reversal of allowance for losses on investments	(21,964)	—
Provision for restructuring costs	18,831	114.908
Financial charges and variations on stock option plan	(9,953)	(13.318)
Financial charges and variations on taxes	1,449	5.234
Loss on sale of permanent assets	163,358	102.503
Exchange variation and charges on loans and financing	424,225	280.968
Exchange variation and unrealized gains on financial assets	13,438	—
Deferred income and social contribution tax benefit	626,482	263.108
Exchange variation on foreign subsidiaries not affecting cash	(116,688)	(67,640)
Amortized goodwill, net of negative goodwill	1,282,960	1,342,973
Minority interest	(8,706)	(16,845)
Equity in subsidiaries	(1,391)	(1,995)
Unrealized losses on derivatives	221,647	(239,510)
Recovery of untimely used credit	(23,985)	—
Loss on investments in subsidiaries	(5,516)	64,858
(Increase) decrease in assets
Trade accounts receivable	(166,246)	(246,937)
Recoverable taxes	(14,491)	87,142
Inventories	(142,814)	93,151
Escrow deposits	(63,244)	(129,995)
Other	(169,321)	106,081
Increase (decrease) in liabilities
Trade accounts payable	286,798	1,054
Accrued payroll, profit sharing and related charges	20,662	117,998
Income and social contribution taxes and other taxes	36,871	(383,119)
Disbursements related to reserve for contingencies	(268,223)	(101,576)
Other taxes payable	93,746	71,095
Other	(84,042)	(88,354)

Cash provided by operating activities	5,985,286	4,149,540

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Investing activities
Temporary cash investments, with maturity over 90 days	180,625	(52,435)
Marketable securities and escrow deposits	110	(15,428)
Sale of investments	—	985
Purchase of investments	(2,639,238)	(97,331)
Sale of property, plant and equipment	117,606	49,580
Purchase of property, plant and equipment	(1,425,693)	(1,369,503)
Repurchase of own shares by affiliated companies	—	(87,366)
Expenses on deferred charges	(18,712)	(47,839)

Cash used in investing activities	(3,785,302)	(1,619,337)

Financing activities
Loans and financing
Funding	9,344,808	8,917,541
Amortization	(7,386,297)	(9,361,060)
Change in minority interest	52,955	(40,704)
Capital increase	3,433	—
Financed sale of shares	72,491	53,845
Repurchase of shares	(1,765,145)	(363,119)
Premium on share repurchase option	—	91,681
Payment of dividends	(1,790,831)	(2,272,039)

Cash used in financing activities	(1,468,587)	(2,973,855)

Effect of exchange variation on cash	(29,743)	(10,028)

Increase (decrease) in cash and cash equivalents	701,656	(453,680)

Cash and cash equivalents at beginning of year	837,272	1,290,952
Cash and cash equivalents at end of year	1,538,928	837,272

Increase (decrease) in cash and cash equivalents	701,656	(453,680)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
STANDARD FINANCIAL STATEMENTS (DFP)	December 31, 2006 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - FEDERAL TAXPAYERS’ REGISTRATION NUMBER (CNPJ) 02.808.708/0001-07

CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE

01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	GENERAL INFORMATION / INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS- ASSETS	4
02	02	BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY	6
03	01	STATEMENTS OF INCOME	8
04	01	STATEMENTS OF CHANGES IN FINANCIAL POSITION	10
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2006 TO 12/31/2006	11
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2005 TO 12/31/2005	12
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2004 TO 12/31/2004	13
06	01	CONSOLIDATED BALANCE SHEETS – ASSETS	14
06	02	CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY	16
07	01	CONSOLIDATED STATEMENTS OF INCOME	18
08	01	CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION	19
09	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED	21
10	01	MANAGEMENT REPORT	22
11	01	NOTES TO THE FINANCIAL STATEMENTS	23/75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.